InterOil Corporation

Annual Information Form

For the Year Ended December 31, 2007 March 28, 2008
Annual Information Form INTEROIL CORPORATION     1

PRELIMINARY NOTES
GENERAL
This Annual Information Form (“AIF”) has been prepared by InterOil Corporation for the year ended December 31, 2007. It should be read in conjunction with the audited Consolidated Financial Statements and Notes for the year ended December 31, 2007 and the 2007 Management’s Discussion and Analysis, copies of which may be obtained online from SEDAR at www.sedar.com.
In this AIF, references to “we”, “us”, “our”, “Company”, and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires.
All dollar amounts are stated in United States dollars unless otherwise specified.
Information presented in this AIF is as of December 31, 2007 unless otherwise specified.
Certain information, not being within our knowledge, has been furnished by our directors and executive officers. Such information includes information as to common shares in the Company beneficially owned by them, their places of residence and principal occupations, both present and historical, and potential conflicts of interest.
NON-GAAP MEASURES AND RECONCILIATION
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/loss plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. We use EBITDA to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian or United States generally accepted accounting principles. Furthermore, EBITDA is not a measure of cash flow under Canadian or United States generally accepted accounting principles and should not be considered as such.
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The following table reconciles net income/(loss), to EBITDA, for each of the last eight quarters.

Quarters ended	2007				2006
($ thousands)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Upstream	(3.128)	(5,015)	(5,492)	(4,009)	(719)	(1,107)	(1,922)	(5,136)
Midstream – Refining	9,589	(1,332)	3,775	6,335	9,144	1,674	(8,188)	(5,229)
Midstream – Liquefaction	(797)	(4,104)	(444)	(322)	(396)	(298)	—	—
Downstream	3,627	3,301	2,760	3,028	1,143	1,954	3,559	(326)
Corporate & Consolidated	(2,394)	(3,105)	4,959	(1,930)	(2,299)	(853)	(3,770)	(1,321)
Earnings before interest, taxes, depreciation and amortization	6,897	(10,255)	5,557	3,102	6,873	1,370	(10,323)	(12,014)

Subtract:

Upstream	—	—	—	—	2	1	1	1
Midstream – Refining	4,397	8,155	2,156	2,091	2,479	3,329	2,731	2,343
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	1,145	3,320	(67)	40	37	38	39	38
Corporate & Consolidated	(99)	(6,252)	2,768	2,351	3,131	1,981	838	285

Interest expense	5,443	5,223	4,857	4,482	5,649	5,349	3,609	2,667

Upstream	—	—	—	—	—	—	—	—
Midstream – Refining	43	(69)	(12)	17	42	(46)	(137)	(118)
Midstream – Liquefaction	13	—	—	—	—	—	—	—
Downstream	1,112	(261)	32	483	996	416	1,005	(144)
Corporate & Consolidated	12	(214)	15	14	11	(126)	163	17

Income taxes & non-controlling interest	1,180	(544)	35	514	1,049	244	1,031	(245)

Upstream	134	(299)	338	309	233	202	173	198
Midstream – Refining	2,159	2,781	2,749	2,717	2,805	2,700	2,626	2,598
Midstream – Liquefaction	15	—	—	—	—	—	—	—
Downstream	700	497	552	455	537	222	89	62
Corporate & Consolidated	(21)	(20)	(20)	(21)	(21)	(24)	(26)	(20)

Depreciation & amortization	2,987	2,959	3,619	3,460	3,554	3,100	2,862	2,838

Upstream	(3,262)	(4,716)	(5,831)	(4,318)	(954)	(1,310)	(2,098)	(5,335)
Midstream – Refining	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)	(13,408)	(10,052)
Midstream – Liquefaction	(825)	(4,104)	(444)	(322)	(396)	(298)	—	—
Downstream	670	(255)	2,242	2,050	(427)	1,278	2,426	(282)
Corporate & Consolidated	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)	(4,745)	(1,603)

Net income (loss) per segment	(2,713)	(17,892)	(2,954)	(5,354)	(3,379)	(7,323)	(17,825)	(17,272)

LEGAL NOTICE – FORWARD-LOOKING STATEMENTS
This AIF contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this AIF are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for our exploration activities and other business segments and results therefrom, expanding our business segments, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.
Annual Information Form INTEROIL CORPORATION     3

Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:
•	the inherent uncertainty of oil and gas exploration activities;

•	the uncertain outcome of our negotiations with the Papua New Guinea government to determine the price at which our refined products may be sold;

•	the availability of crude feedstock at economic rates;

•	uncertainty in our ability to attract capital;

•	refinancing risk;

•	interest rate risk;

•	general economic conditions and illiquidity in the credit markets;

•	the recruitment and retention of qualified personnel;

•	the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services;

•	our ability to finance the development of our LNG facility;

•	our ability to timely construct and commission our LNG facility;

•	political, legal and economic risks in Papua New Guinea;

•	our ability to renew our petroleum licenses;

•	landowner claims;

•	the uncertainty in being successful in pending lawsuits and other proceedings;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	the inability of our refinery to operate at full capacity;

•	difficulties in marketing our refinery’s output;

•	exposure to certain uninsured risks stemming from our refining operations;

•	weather conditions and unforeseen operating hazards;

•	losses from our hedging activities;

•	the impact of competition;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products; and

•	fluctuations in currency exchange rates.
Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the impact of increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop production and reserves through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this AIF will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in this AIF.
Furthermore, the forward-looking information contained in this AIF is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we have no obligation to update publicly or to revise any of this forward-looking information. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
REFERENCES TO RESOURCES AND RESERVES
We currently have no production, reserves or resources as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities or under the definitions established by the United States Securities and Exchange Commission.
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ABBREVIATIONS AND EQUIVALENCIES
Abbreviations
The following are abbreviations and definitions of terms used in this AIF:

Crude Oil and Natural Gas Liquids
bbl	one barrel equaling 34.972 Imperial gallons or 42 U.S. gallons

bblpd	barrels per day
boe[1]	barrels of oil equivalent
dwt	deep water tonnage
NGL or NGLs	natural gas liquids, consisting of any one or more of propane, butane and condensate
mtpa	million tonnes per annum
mcf	million cubic feet

[1]	All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Conversion
The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mscf	cubic meters	28.317
cubic meters	cubic feet	35.315
bbls	cubic meters	0.159
cubic meters	Bbls	6.289
feet	meters	0.305
meters	feet	3.281
miles	kilometers	1.609
kilometers	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
Annual Information Form INTEROIL CORPORATION     5

GLOSSARY OF TERMS
Barrel, Bbl (petroleum) Unit volume measurement used for petroleum and its products.
BP BP Singapore Pte Limited.
Condensate A component of natural gas which is a liquid at surface conditions.
Crack spread The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.
Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.
EBITDA EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is a non-GAAP measure used to analyze operating performance. See “Non-GAAP Measures and Reconciliation”.
Farm out A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for the other party’s fulfillment of contractually specified conditions. Farm out agreements often stipulate that the other party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, typically, the well must be completed as a commercial producer to earn an assignment of the working interest. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses
FEED Front end engineering and design.
Feedstock Raw material used in a processing plant.
FID Final investment decision
GAAP Generally accepted accounting principles.
Gas A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.
ICCC Independent Consumer and Competition Commission in Papua New Guinea.
IPF InterOil Power Fuel. InterOil’s marketing name for low sulphur waxy residue oil.
IPP Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
IPWI Indirect Participation Working Interest.
LNG Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. LNG is moved in tankers, not via pipelines. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.
LPG Liquefied petroleum gas, typically ethane, propane, butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.
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LSWR Low sulfur waxy residual fuel oil.
Mark-to-market Used to evaluate futures/option positions using current market prices to determine profit/loss. The profit/loss can then be paid, collected or simply tracked daily.
Naphtha That portion of the distillate obtained in the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.
Natural gas A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.
PGK Currency of Papua New Guinea.
PDL Petroleum Development License. The right given by the Independent State of Papua New Guinea to develop a field in readiness for commercial production.
PPL Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.
PRL Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the license holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.
Sweet/sour crude Definitions which describe the degree of a given crude’s sulfur content. Sour crudes are high in sulfur, sweet crudes are low.
Working interest An interest in a mineral property that entitles the owner of such interest to a share of the mineral productions from the property with the share based on such owner’s relative interest.
Annual Information Form INTEROIL CORPORATION     7

CORPORATE STRUCTURE
Name, Address and Incorporation
InterOil Corporation is a Yukon Territory corporation.

Our registered office in Canada is located at:	Our corporate office in Australia is located at:	Our corporate office in Papua New Guinea is located at:

Suite 300,204 Black Street Whitehouse, Yukon Y1A 2M9	Level 1, 60-92 Cook Street Portsmith, Queensland 4870	Level 6 Defens Haus Cnr Champion Parade and Hunter Street, Port Moresby
On August 24, 2007, InterOil was continued under the Business Corporations Act of the Yukon Territory, from New Brunswick. The amendments to the Company’s Articles and by-laws removed the restrictions on the issuance of securities by InterOil and also removed the pre-emptive rights granted to PIE Group, LLC and Commodities Trading International Corporation.
On November 14, 2007, InterOil filed articles of amendment to create Series A Preferred Shares, as described under the heading “Description of Capital Structure – Series A Preferred Shares” in this AIF.
Copies of the Company’s current Articles and by-laws are available on SEDAR at www.sedar.com.
Inter-corporate Relationships
Our business is organized into four segments; upstream, midstream consisting of refining and liquefaction, and downstream, together with our corporate segment which supports each of the other segments. We operate these business segments through various subsidiaries. All of our subsidiaries are set out in the diagram below. Our material subsidiaries are described more fully in the text which follows.
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Upstream – Exploration and Production
S.P.I. Exploration and Production Corporation was incorporated in the Commonwealth of the Bahamas in 1998. It is a holding company for our upstream operating subsidiaries which in turn hold exploration licenses and conduct exploration activities in Papua New Guinea. InterOil owns 9,999 (99.99%) of the outstanding ordinary shares of S.P.I. Exploration and Production Corporation and P.I.E. Group LLC, a Delaware limited liability company incorporated in 1996 and controlled by Phil Mulacek, our Chief Executive Officer, owns one (0.01%) ordinary share.
Midstream – Refining
S.P. InterOil, LDC was incorporated in the Commonwealth of the Bahamas in 1996. It is a holding company that owns our midstream operating subsidiaries. These operating subsidiaries own and operate our refinery located in Port Moresby, Papua New Guinea. The general manager of S.P. InterOil, LDC is Petroleum Independent and Exploration Corporation (“P.I.E.”), a Texas corporation incorporated in 1981. Phil Mulacek, our Chief Executive Officer, is the President of, and owns an interest in P.I.E. InterOil owns 20,152,870 (99.98%) and P.I.E. owns 5,000 (0.02%) of the outstanding ordinary shares of S.P. InterOil, LDC. P.I.E. has the right to exchange, on a one-for-one basis, the 5,000 shares of S.P. InterOil, LDC that it holds for an equal number of shares in InterOil Corporation.
S.P. InterOil, LDC owns 100% of the voting and non-voting ordinary shares of EP InterOil Limited. EP InterOil Limited was incorporated in the Cayman Islands in 1996. It was established as the entity through which the development and ongoing operations of our refinery was (and continues to be) financed. EP InterOil Limited in turn wholly owns InterOil Limited, the subsidiary that owns and operates our refinery in Port Moresby, Papua New Guinea. InterOil Limited was incorporated in Papua New Guinea in 1994.
Midstream – Liquefaction
PNG LNG, Inc. was incorporated in the Commonwealth of the Bahamas in 2006 as a wholly owned subsidiary of InterOil Corporation. InterOil LNG Holdings Inc. was incorporated in the Commonwealth of Bahamas in 2007 to carry InterOil’s interest in PNG LNG Inc. InterOil’s shareholding in PNG LNG, Inc. was transferred to InterOil LNG Holdings Inc in July 2007. PNG LNG, Inc. and its subsidiaries are currently involved in a project for the development of a Liquefied Natural Gas (“LNG”) business in Papua New Guinea.
On July 30, 2007, a shareholders’ agreement was signed by and between InterOil LNG Holdings Inc. Pacific LNG Operations Limited, Merrill Lynch Commodities (Europe) Limited and PNG LNG, Inc. The signing of this shareholders’ agreement means that from the date of that agreement, PNG LNG, Inc. became an entity, jointly controlled between the parties to and under the terms of, the shareholders’ agreement.
Downstream – Wholesale and Retail Distribution
S.P.I. Distribution Limited was incorporated in the Commonwealth of the Bahamas in 2001. It is a holding company owning subsidiaries which operate our wholesale and retail distribution business. InterOil Corporation owns 9,999 (99.99%) of the outstanding ordinary shares of S.P.I. Distribution Limited while P.I.E. Group, LLC, owns the remaining one (0.01%) ordinary share.
InterOil Products Limited (formerly BP Papua New Guinea Limited) was incorporated in Papua New Guinea in 1969. In 2004, S.P.I. Distribution Limited acquired all of the shares of InterOil Products Limited, which now owns and operates our petroleum products distribution, wholesale and retail business in Papua New Guinea.
In 2006, InterOil Products Limited acquired all of the issued shares of Shell Papua New Guinea Limited, whose name was then changed to IPL (PNG) Limited. IPL (PNG) Limited was originally incorporated in Papua New Guinea in 1977.
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GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
InterOil is developing a fully integrated energy company whose focus is on operations in Papua New Guinea and its surrounding region. Our operations are organized into four major business segments - Upstream, Midstream, Downstream and Corporate. The following is a summary of significant events in the general development of InterOil’s business over the past three years.
Upstream – Exploration and Production
Over the past three years, our Upstream segment has focused on the drilling program under the Indirect Participation Interest agreement dated February 25, 2005, (see “Description of Our Business — Upstream Exploration and Production — Indirect Participation Interest Agreements” for further information) and also appraising the hydrocarbon discovery in the Elk and Antelope structure. All work presently planned by us is directed at defining and increasing the understanding of the Elk/Antelope structure. We do not have any resources or reserves, as such terms are defined under NI 51-101 or under definitions established by the SEC.
In 2005, we completed two exploration wells, a 2D seismic acquisition in PPL 238 and an extensive airborne gravity and magnetic survey in PPLs 237 and 238. The exploration wells did not encounter commercial quantities of hydrocarbons and were plugged and abandoned. In addition, in October 2005, we acquired a purpose-built heli-portable drilling rig that we have named InterOil Rig #2. The rig cost $7.6 million and is capable of drilling to depths of up to 13,500 feet (4,120 meters).
In 2006, activity centered around drilling the Elk-1 well in the Eastern Papua Basin, on PPL 238. The Elk-1 well was an exploration well that spudded February 19, 2006 to test a fractured limestone target on the Elk structure. It encountered highly pressured gas from a fracture system around 1,694 meters. Due to mechanical issues created by the high pressure gas, we shut-in the well for 92 days to install blowout protection equipment. The Elk-1 discovery well was completed on November 23, 2006 following our gaining control of the well. An insurance claim was made which covered expenditures incurred during the 97 day period from June 11, 2006 to September 15, 2006 that were required to acquire and install equipment required to gain control of the Elk-1 well, and allow us to drill ahead. The Elk-1 discovery well was completed on November 23, 2006, at a total depth of 1,983 meters. During the third quarter of 2007, we received a cash settlement of $7.0 million from our insurers for the costs of installing the well blowout protection equipment.
In 2007, we spudded the Elk-2 well on February 9, 2007. The Elk-2 well is located approximately 4.7 kilometers north of the Elk-1 location. The Elk-2 well was the first appraisal well to help us delineate the extent of the Elk structure. Elk-2 was drilled to a depth of 3,329 meters. Eight drill stem tests were performed, but none resulted in commercial flows of oil or gas. Elk-2 has been suspended pending a decision on whether to drill a side-track well.
During 2007, a seismic program was initiated to further appraise and delineate the Elk structure and to test a gravity anomaly known as Bighorn, to the southeast of Elk. Previous seismic campaigns performed by us relied on a “boutique” style of seismic acquisition whereby the seismic crew was contracted directly to and actively managed, by InterOil. In this instance, we contracted the technical services of CGGVeritas to undertake the 2D seismic appraisal program. CGGVeritas has previous operating experience in Papua New Guinea and is a large and technologically advanced seismic acquisition contractors.
Prior to recording the first production line of the seismic program an extensive field parameter testing program was conducted to test various survey configurations modeled to substantially improve data quality compared to previous acquisition in the area. A series of parameters, including deeper shot holes, was selected for the 2007 seismic program.
The seismic program was completed in mid-October 2007. As a result we acquired 12 lines totaling 143 miles (230 kilometers) with 44 kilometers of this total over PPL 237 and the remaining 186 kilometers over PPL 238. Final processing of the additional 12 lines of Elk appraisal seismic was completed in early December 2007.
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We believe the results of the seismic interpretation to date indicate that:
•	The Elk structure extends further to the south than previously projected.

•	A major fault separates the southern portion of the Elk structure into a different structure that we have named Antelope.

•	A reef structure exists on the Antelope structure.
We spudded the Elk-4 well on November 15, 2007. This well is planned as a test of the Elk/Antelope structures and is located 0.9 miles (1.5 kilometers) south of Elk-1. Although this is our third Elk well, this well was named Elk-4, as the Elk-3 designation has been reserved for the planned side track of Elk-2, which has been deferred. As of December 31, 2007, we had reached a depth of 2,730 feet (830 meters) and by March 4, 2008 had further descended to 6,580 feet (2,000 meters). An extension of this well into the Antelope structure is being commenced.
We also completed the drill site preparation and camp construction at our next well the Antelope-1 well, which is located 2.5 miles (4 kilometers) south of the Elk-1 discovery well. We expect to commence drilling Antelope-1 following the drilling and testing of the Elk-4 well. Although efforts were made to secure a second rig to drill Antelope-1 at the same time as InterOil Rig #2 drilled Elk-4, it was not possible to locate a suitable rig due to the current high demand for drilling equipment.
Antelope-1 will target the limestone reef at approximately 2,000 meters depth with a total projected depth of approximately 2,500 meters.
During the fourth quarter of 2007, we participated in a 26 mile (43 kilometer) 2D seismic program over the Stanley gas/condensate discovery in the PRL 4 license. We have a 43.13% interest in this license.
The commercialization of any resource discovered by Elk-1 is not expected to be completed prior to 2012, as the discovery is located in an area requiring a major pipeline and an LNG facility to process any gas. Due to the expected infrastructure capital requirements of at least $6 billion, significant additional drilling will be required to develop sufficient natural resources to feed an LNG facility. Only when these economic uncertainties have been resolved and Financial Investment Decision (FID) on the LNG project has been agreed can any proved reserves be assigned to the field. The current projection for completion of the LNG plant is 2012, and if this target is achieved, then 2012 will be the first year in which InterOil will have gas sales revenue from exports.
Midstream – Refining segment
Refinery operations predominately consist of our facilities situated across the harbor from Port Moresby, the capital city of Papua New Guinea. Our refinery is comprised of a 32,500 barrel per day crude distillation unit and a 3,500 barrel per day catalytic reforming unit. It was commissioned during the second half of 2004 and began commercial operations in 2005. We are the sole refiner of hydrocarbons in Papua New Guinea at present and the refinery’s output is sufficient to meet 100% of that country’s domestic demand for diesel, jet fuel and gasoline.
In January 2005, we completed construction of the refinery. The project agreement that we executed with the government of Papua New Guinea in May 1997 provides us with tax benefits until December 31, 2010 and with other market privileges, including marketing and pricing privileges until 2035. In December 2001, we executed an agreement with BP to act as the crude supplier for our refinery until June 2009.
In the second quarter of 2005, we commenced a refinery optimization program. We completed the optimization program in the second half of 2006, which has resulted in the quantity of higher value refined products increasing as a percentage of total products produced. The optimization program also included the acquisition and installation of power generators which use low sulfur waxy residue that we produce at our refinery to power the refinery.
During 2007, our total throughput was 19,680 bbls per day versus 19,784 bbls per day in 2006. Both levels are below our refinery’s nameplate capacity. The slight decrease in throughput from the prior year is the result of improved distillate yields. We negotiated and implemented a hosting arrangement with Origin Energy LPG Limited for storage of propane and butane and an agreement with SGS Australia Pty Ltd (“SGS”) to utilize excess laboratory capacity.
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On November 30, the government of Papua New Guinea agreed to review the IPP or price at which we sell our refined products in Papua New Guinea. That review is ongoing. In the interim, a revised IPP formula was instituted pending the review. We believe that the interim formula better allows the price of which we sell refined products to follow changes to the price of crude oil and better provide for the potential profitability of the refinery. However, the outcome of the review is uncertain and the application of the revised formula may be discontinued. See “Risk Factors”.
Midstream – Liquefaction segment
In May 2006, we entered into a memorandum of understanding with the government of Papua New Guinea pursuant to which we expect to develop a project to provide for certain domestic processing of natural gas in Papua New Guinea. This memorandum of understanding foreshadows our negotiating a definitive project agreement with the Papua New Guinea government.
On July 30, 2007, a shareholders’ agreement was signed between InterOil LNG Holdings Inc. (100% subsidiary of InterOil), Pacific LNG Operations Limited, Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. for a subsidiary of the the last mentioned company to build and develop an LNG facility in Papua New Guinea.
Downstream – Wholesale and Retail Distribution
Our downstream wholesale and retail distribution business is the largest and most comprehensive refined petroleum products distribution base in Papua New Guinea. It encompasses bulk storage, aviation refueling, and the wholesaling and retailing of refined petroleum products which, at the end of 2007, supplied approximately 60 to 65% of Papua New Guinea’s total refined petroleum product needs. Our market share has increased from 29% in the final quarter of 2005 to between 60 and 65% in 2007 as a result of our acquiring Shell’s distribution assets and organic growth.
Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene, avgas, and fuel oil as well as Shell and BP branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining business segment with the exception of lubricants, fuel oil and avgas.
In January 2006, we entered into an agreement to acquire all of Shell Papua New Guinea Limited’s retail and distribution assets in Papua New Guinea. This transaction closed effective October 1, 2006, which resulted in the additions of 4 terminals, 4 depots, 17 retail sites and 14 aviation facilities to our existing downstream asset base. All of these assets now operate under the InterOil Products brand name. The purchase price of this business was $29.1 million.
In July 2006, we completed the construction of a two million liter diesel storage tank at our terminal in Wewak, East Sepik province in Papua New Guinea, to augment our storage availability. The East Sepik province has experienced substantial growth in commercial and economic activity in recent years and we believe that this additional infrastructure will place us in a position to continue to service the needs of that market.
In 2007, we acquired three additional aviation fuelling depots, making us the largest aviation supplier outside the main center, Port Moresby. We own and operate six larger terminals and 11 depots that are used to supply product throughout Papua New Guinea. We are currently reviewing terminal and depot assets with a view to eliminating underutilized assets. As of the end of 2007, we had ceased operations at six depots which facilities are now being used for storage or may be dismantled in 2008. More than two-thirds of the volume of petroleum products that we sold during year was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than to our retail customers, sales to commercial customers are generally transacted at lower margins.
Corporate
Our Corporate segment engages in business development and improvement, provides management and common services, undertakes financing and treasury activities, and is responsible for government and investor relations. General, administrative and integrated costs are recovered from each business segment on an equitable allocation basis.
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Financing
In 2005, InterOil undertook the following financing transactions:

✓	In January 2005, we entered into a $20.0 million unsecured term loan facility. The interest rate on this loan was 5%. In July 2005, we increased the availability under this loan facility to $25.0 million. Borrowings under this facility were due 15 months after all funds are disbursed. As of December 31, 2005, $3.5 million remained available for future borrowings under this facility. See May, 2006 below for information regarding repayment of this loan.

✓	In February 2005, we entered into an amended and restated indirect participation agreement with institutional accredited investors in which the investors paid us a total of $125.0 million and we agreed to drill eight exploration wells in Papua New Guinea. See “Description of Our Business — Upstream Exploration and Production — Indirect Participation Interest Agreements” for further information.

✓	In August 2005, the secured revolving crude import facility with BNP Paribas, initially entered into in March 2004, was increased to $150.0 million. At December 31, 2005, $44.0 million remained available for use.

✓	As of December 31, 2005, PNG Drilling Ventures Limited had converted $2.5 million of their investment into 141,545 of our common shares pursuant to an indirect participation interest agreement. See “Description of Our Business — Upstream Exploration and Production — Indirect Participation Agreements” for further information.
In 2006, InterOil undertook the following financing transactions:

✓	In May 2006, InterOil entered into a secured credit agreement for $130.0 million. The loan is divided into two tranches. Tranche 1, for $100.0 million, was available for drawdown from the time the agreement was signed. Tranche 2 drawdown was dependent upon milestones being reached relating to the prospective building of a LNG processing facility in Papua New Guinea. The full balance of the loan is repayable in May 2008. The interest rate payable on the loan was 4% from May 2006 through March 2007. Between March 2007 and the repayment date of the facility, the interest rate was to be 10% unless a definitive Project Agreement was executed by InterOil and the lenders on or before March 2007. If the Project Agreement was delivered on or before March 2007, the interest rate was to continue to be 4% for the full life of the loan. The loan was fully drawn down as of December 31, 2006. In addition to the applicable interest rate, a 3.5% commitment fee was paid on drawdown of the facility.

✓	In May 2006, we repaid $25.0 million in unsecured borrowings.

✓	In May 2006, we entered into an agreement to amend the terms of the original PNG Drilling Ventures Limited agreement whereby PNG Drilling Ventures Limited converted their interest under the agreement into 575,575 InterOil common shares and also retained a 6.75% interest in the next four wells (the first of which is Elk-1) to be drilled by InterOil. PNG Drilling Ventures also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% by contributing their share of costs.

✓	In August 2006, the credit limit under the BNP facility entered into in 2004 was increased to $170.0 million. The credit limit was comprised of a $130.0 million facility to provide letters of credit and short term loans to finance the purchase of crude cargoes and bank guarantees to facilitate hedging and a $40.0 million facility that allowed us to discount eligible U.S. dollar receivables and fully cash back loans under the first facility.

✓	In December 2006, we renegotiated the terms of the secured loan with Overseas Private Investment Corporation (OPIC) (see “Material Contracts — OPIC Loan Agreement”) where the half yearly principal payment due in December 2006 and June 2007 of $4.5 million each, were deferred until December 31, 2007 and interest previously due on December 31, 2006 and June 30, 2007 was deferred until September 30, 2007. The normal repayment of interest and principal was to recommence on September 30, 2007 and December 31, 2007, respectively.
In 2007, InterOil undertook the following financing transactions:

✓	In July 2007 we reached a definitive LNG project shareholders’ agreement thus confirming that the interest rate on the $130.0 million facility, signed in 2006, remained at 4% for the life of the loan.

✓	In August 2007, the $170.0 million BNP Paribas working capital facility was renewed until August 31, 2008.

✓	In November 2007, we authorized the issuance of 1,035,554 series A preferred shares at an issue price of $28.97 to an investor amounting to a total of $30 million. 517,777 of the authorized series A preferred
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shares were issued to an investor in November 2007 for $15 million. We received $14.3 million net of transaction costs related to the placement.

✓	In November/December 2007, we made a private placement of 1,078,514 common shares with institutional investors and received $23.5 million net of transaction costs relating to the placement.

✓	In December 2007, we amended our agreement with OPIC, in order to defer two installments of $4.5 million each due on December 31, 2007 until January 31, 2008 and February 29, 2008. This was further amended in February 2008, and these two installments due on January 31, 2008 and February 29, 2008 have been deferred to the end of the OPIC loan period and are now to be repaid by June 30, 2015 and December 31, 2015, respectively.
Management Team
During 2006 and 2007, the management team had the following changes:

✓	Effective July 1, 2006, Dr Jack Hamilton was appointed as President of InterOil.

✓	On August 3, 2006, InterOil announced that Tom S. Donovan, Chief Financial Officer of InterOil had completed his employment agreement on July 31, 2006.

✓	On August 30, 2006, InterOil announced that William J. Jasper III was appointed as President and Chief Operating Officer of InterOil. At this time, it was agreed that Christian Vinson, the former Chief Operating Officer, would focus on corporate development and government relations in Papua New Guinea and Dr. Jack Hamilton, the former President, was nominated by InterOil to serve as Chief Executive Officer of the recently formed PNG LNG Inc., which is the vehicle being used to develop the proposed LNG facility adjacent to the InterOil refinery in Papua New Guinea.

✓	On October 1, 2006, Dr. Michael Folie retired as a director of InterOil.

✓	On October 26, 2006, Collin F. Visaggio was appointed as Chief Financial Officer of InterOil.

✓	On December 29, 2006, Don R. Hansen was appointed as an independent director of InterOil and also agreed to serve as a member of both the Audit and Compensation committees.

✓	During June 2007, Mark Laurie was appointed as General Counsel and Corporate Secretary of InterOil.
BUSINESS STRATEGY
Our strategy is to develop a vertically integrated energy company in Papua New Guinea and the surrounding region, focusing on niche market opportunities which provide financial rewards for our shareholders, while being environmentally responsible, providing a quality working environment and contributing value to the communities in which we operate. We have taken a three-pronged approach to achieve this strategy.
Capitalize and Expand Existing Business Assets
To date, the refinery team has focused on optimization efforts to improve the refinery’s profitability. A positive EBITDA of $18.4 million was achieved in 2007 compared with a negative EBITDA of $2.6 million in 2006. The refinery optimization process has improved the product slate, improved reliability and reduced fuel costs.
Our downstream business has expanded its existing product line to include the distribution of low sulfur waxy residue or LSWR, which is marketed in Papua New Guinea as InterOil Power Fuel (“IPF”), to Papua New Guinea’s Moitaka power station. The downstream business secured this business late in 2006 following completion of a successful trial.
In 2008, our priorities for capitalizing and expanding on existing business assets include continuing to improve the refinery’s profitability using a disciplined approach to costs, evaluating improvements, modifications and additional equipment to improve flexibility and profitability of the refinery, and looking to increase the domestic Papua New Guinea market for IPF. The downstream business will focus on the further integration of the recently acquired Shell business into the existing distribution business to achieve
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economies of scale and synergies. The upstream business will continue to evaluate the potential gas and condensate discovery at the Elk/Antelope location by drilling the appraisal well Elk-4 and Antelope-1.
Target Acquisitions and Growth Opportunities in Papua New Guinea and the Surrounding Area
As a primary business objective, we are focusing on the development of an onshore LNG processing facility to be built and operated at Napa Napa adjacent to our existing refinery. During 2008, we will continue to develop the LNG project and expect to complete the FEED contract and reach FID by late 2008 or early 2009.
We will also continue to evaluate other potential opportunities in the wholesale and resale distribution business segment in Papua New Guinea and the surrounding area. In particular, we are examining potential complementary business acquisitions and petroleum exports.
Position InterOil for Long-Term Oil and Gas Business Success
In 2007, our upstream business was focused on appraisal and testing of the potential natural gas and condensate discovery at the Elk location on PPL 238. An active exploration and evaluation seismic program was also initiated to further appraise and delineate the Elk/Antelope structure.
We have four exploration licenses and two retention licenses in Papua New Guinea covering approximately nine million acres, of which approximately 8.2 million net acres are operated by us.
During 2008, we plan to complete drilling and testing Elk-4, Antelope-1 and additional appraisal/development wells in this structure. We also plan to participate in the re-entry and testing of the Stanley-1 gas/condensate well in PRL 4 and drill Elevala-2 in PRL 5.
DESCRIPTION OF OUR BUSINESS
Overview
Our operations are organized into four major business segments:

Segments	Operations
Upstream	Exploration and Production – Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream	Refining – Produces refined petroleum products at Napa Napa in Port Moresby Papua New Guinea for domestic market and for spot export.

Liquefaction – Developing an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Markets and distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate	Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, financing and treasury, government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.
As of December 31, 2007, we had 592 full-time employees in all segments with 60 in upstream, 143 in midstream, 327 in downstream and 62 in corporate.
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UPSTREAM — EXPLORATION AND PRODUCTION
We do not have any reserves or resources and did not have any oil or gas production or related sales during 2007. All of our oil and gas exploration activities and interest in properties are located Papua New Guinea.
Summary of Oil & Gas Licenses
We currently have interests in four Petroleum Prospecting Licenses (PPL) licenses and two Petroleum Retention Licenses (PRL) in Papua New Guinea covering approximately 9 million gross acres, of which approximately 8.2 million net acres are operated by InterOil. PPL’s 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby. PRL’s 4 and 5 are located in the highlands near the western border of the country. As detailed in the map, all of our licenses are located onshore in Papua New Guinea, except for PPL 244 which is offshore Papua New Guinea in the Gulf of Papua.
The following table summarizes our interests and the details of exploration wells that have been drilled on acreage currently held by InterOil:

			InterOil
			Working	Acreage	Acreage	Discovery	Date
License	Location	Operator	Interest	Gross	Net	Wells	Drilled	Result
PPL 236	Onshore	InterOil	100.00%	2,244,449	2,244,449	None
PPL 237	Onshore	InterOil	100.00%	1,618,534	1,618,534	Bwata-1	1959	Gas/Condensate
						Puri-1	1959	Oil
PPL 238	Onshore	InterOil	100.00%	4,168,651	4,168,651	Elk-1	2006	Gas/Condensate
PPL 244	Offshore	Talisman	15.00%	675,400	101,310	None
PRL 4	Onshore	Austral	43.13%	84,411	36,406	Stanley-1	1999	Gas/Condensate
PRL 5	Onshore	Santos	28.56%	189,850	54,221	Elevala-1	1990	Gas/Condensate
						Ketu-1	1991	Gas/Condensate
			Total	8,981,295	8,223,571
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Petroleum License Details
Net Working Interests in Discoveries on PPL236, PPL237 & PPL238 (the Operated Exploration Licenses)
The Operated Exploration Licenses are located onshore in the eastern Papuan Basin, northwest of Port Moresby and are registered as 100% owned by InterOil. However, our 100% interest is subject to investor elections to earn a working interest in any discoveries. The government of Papua New Guinea also has the right to acquire a 22.5% interest in any discovery, by contributing their share of finding and development costs. The table below sets forth the potential dilution of our and our partners’ working interests in a discovery in the event that the government of Papua New Guinea exercises its right to acquire its allocated interest in a discovery.

		If PNG
	Working interests in	Government
Participant	a discovery *	participates
InterOil Corporation	68.45%	53.05%
IPWI Investors	24.80%	19.22%
PNG Drilling Ventures	6.75%	5.23%
Government of Papua New Guinea	0.00%	22.50%
Total	100.00%	100.00%

*	These interests assume all partners elect to participate and novation can only occur after a Petroleum Development License is granted (see description of PDL below).
Our current exploration efforts are focused on the Operated Exploration Licenses, with the vast majority of our exploration expenditure relating to PPL 238, where we have made the Elk gas discovery in 2006.
Petroleum Prospecting License 236
We have a 100% working interest in Petroleum Prospecting License 236, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 28, 2003. We drilled an exploration well in this area in 2005 that satisfied the well obligation for this license through March 2007. During 2006, we conducted an extensive review of available data in this license in preparation for submission of a work program to further our exploration of the license in 2007. This license covers an area that includes our refinery and it has limited road access. We believe that the proximity of this license area to Port Moresby would reduce the costs of developing any future oil or gas discoveries.
Petroleum Prospecting License 237
We have a 100% working interest in Petroleum Prospecting License 237, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 28, 2003. We drilled an exploration well in this area in 2005. In 2006, we carried out an airborne gravity/magnetic survey consisting of 2,471 miles over the western and southern parts of this license. In 2007, 28 miles (44 kilometers) of the 144 mile (230 kilometers) Elk appraisal 2D seismic program were acquired over PPL 237.
Petroleum Prospecting License 238
We have a 100% working interest in Petroleum Prospecting License 238, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 7, 2003.
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Petroleum Prospecting License 244
We have a 15% working interest in Petroleum Prospecting License 244. Talisman Oil Ltd. is the operator of this license. This license was granted to us on February 25, 2005 for a six year term ending February 25, 2011. This license is located offshore Papua New Guinea in the Gulf of Papua.
Petroleum Retention License 4
We have a 43.13% working interest in PRL 4 at December 31, 2007. Austral Pacific Energy limited was the operator of this License at December 31, 2007. This license was first granted to us on September 1, 2000. An application for a five year extension of the term of this license was submitted on August 26, 2005. On August 14, 2007 we received approval of this extension request and so the License is valid until August 31, 2010. Due to the late approval of this extension request an application has been made for the date of the commencement of the second five year term to be effective September 1, 2007. We are currently awaiting a reply to this request. This license is located in western Papua New Guinea and contains the Stanley-1 gas discovery well.
Petroleum Retention License 5
We have a 28.576% working interest in PRL 5 at December 31, 2007. Santos Niugini Exploration Pty Limited is the operator of this license. This license was granted to us on February 15, 2000 and was renewed for an additional five year term on February 15, 2005. This license is located in western Papua New Guinea and contains the Elevala and Ketu gas discovery wells. The map shows the positions of both PRL 4 and PRL 5 and the location of the three discovery wells. These licenses are in the extreme western Papua New Guinea, adjacent to the border with West Papua, which is a province of Indonesia, marked in yellow on the map.
Operated License Commitments, Terms, Expiry and Re-Application
In January 2007, we submitted our proposed work program to the Department of Petroleum & Energy (‘DPE’) of the Papua New Guinea government, detailing work commitments on the Operated Exploration Licenses totaling $20.0 million in the final two year term of the Operated License. At December 31, 2007 we had satisfied the License commitment on PPL 238 by drilling Elk-2. Although we have spent $3.8 million on acquiring seismic over PPL 237 in 2007, we are also required to drill a commitment well on PPL 237 before March 23, 2009. We have had no exploration activity in PPL 236 during 2007 and will request a deferral of the PPL 236 commitment well to the second term, recognizing that our focus is on PPL 238 and PPL 237.
In 2007, we received the DPE’s approval for the continuance of the Operated Exploration Licenses until their expiry in March 2009, at the end of the primary six year term as follows:

		License
License	Commitment	Issued	Initial Term	License Expiry
PPL 236	$4.0	March 23, 2003	6 years	March 23, 2009
PPL 237	$6.0	March 23, 2003	6 years	March 23, 2009
PPL 238	$10.0	March 7, 2003	6 years	March 7, 2009
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We will apply for the re-issuance of the Operated Exploration Licenses for a second six year term. The normal process is to identify and retain the most prospective 50% of the license and relinquish the least prospective 50%. If our application is successful on all three PPL’s this would result in InterOil’s exploration acreage being reduced as follows:

		Second Term
License	Current Acreage	Acreage (50%)	Second Term	License Expiry
PPL 236	2,244,449	1,122,224	6 years	March 23, 2015
PPL 237	1,618,534	809,267	6 years	March 23, 2015
PPL 238	4,168,651	2,084,325	6 years	March 7, 2015
Total	8,031,634	4,015,816
Petroleum Retention License (“PRL”)
Petroleum retention licenses may be granted to licensees of PPL’s in which gas fields or parts of gas fields have been discovered to permit time for the licensee to develop commercialization alternatives for the gas discoveries. Petroleum Retention Licenses 4 and 5 were carved out of PPL 157 as a result of the Stanley, Elevala and Ketu gas discoveries. We participated directly in drilling Stanley but Elevala and Ketu were drilled by the licensees from whom we acquired our working interest in PPL 157 prior to our entering into the license. The initial period of a petroleum retention license is for five years and an extension of five years may be granted. In connection with an application for, or a renewal of, a petroleum retention license, we are required to submit a one year work program and a work program for the remaining four years that is contingent on the results of the first year’s operations.
Petroleum Development License (”PDL”)
Contingent upon the successful delineation of sufficient gas to meet the LNG project threshold, an application for a PDL, will be made. The PDL will comprise blocks excised from Licenses PPL 238, and potentially PPL 237, which contains hydrocarbons or are required for infrastructure, such as processing facilities and pipelines.
Preliminary social mapping has been undertaken to identify and clearly document the landowners, who may have valid claims to the surface rights in the PDL area. This early focus on social mapping is important in Papua New Guinea as over 97% of the land area is held traditionally and no formal land title system exists. As such, it is important that the social mapping studies are completed early to identify the rightful owners and all stake holders within the development area.
The Department of Petroleum and Energy (“DPE”) will review the PDL applications and an initial development plan and award a PDL. Once a PDL is issued, the acreage is held, subject to periodic review for the term of the project. It is at this stage that the partners and government of Papua New Guinea would be novated on the Papua New Guinea Petroleum register as equity partners on the license.
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2007 Exploration Activities
We are currently engaged in an eight well exploration program covering PPL’s 236, 237 and 238 that commenced in April 2005.
Elk-1 Well
No activity occurred at the Elk-1 well site during 2007. The Elk-1 well is located in PPL 238.
Elk-2 Drilling and Testing
We spudded the Elk-2 well on February 9, 2007. The Elk-2 well is located 2.9 miles (4.7 kilometers) north of the 2006 Elk-1 discovery well on PPL 238. The Elk-2 well was the first well to help us delineate the extent of the Elk structure. On August 18, 2007, we reached the final total depth at Elk-2 of 10,922 feet (3,329 meters).
The Elk-2 well has been suspended pending a decision on whether to drill a side-track the well.
Elk Appraisal Seismic
During 2007, a seismic program was initiated to further appraise and delineate the Elk structure and to test a gravity anomaly known as Bighorn, to the southeast of Elk. Previous seismic campaigns performed by InterOil relied on a “boutique” style of seismic acquisition whereby the seismic crew was contracted directly to InterOil and actively managed in a day to day fashion by InterOil. We contracted the technical services of CGGVeritas to undertake the 2D seismic appraisal program. CGGVeritas has previous operating experience in Papua New Guinea and is one of the largest and most technologically advanced seismic acquisition contractors in the industry today.
Prior to recording the first production line of the seismic program an extensive field parameter testing program was conducted to test various survey configurations modeled to substantially improve data quality compared to previous acquisition in the area. A series of parameters, including deeper shot holes, was selected for the 2007 seismic program.
The seismic program was completed in mid-October 2007. As a result we acquired 12 lines totaling 144 miles (230 kilometers) with 28 miles (44 kilometers) of this total was over PPL 237 and the remaining 116 miles (186 kilometers) were over PPL 238. Final processing of the additional 12 lines of Elk Appraisal Seismic was completed in early December 2007.
We believe the results of the seismic interpretation to date indicate that:
•	The Elk structure extends further to the south than previously projected.

•	A major fault separates the southern portion of the Elk structure into a different structure that we have named Antelope.

•	A reef structure exists on the Antelope structure.
Elk-4 Drilling
We spudded the Elk-4 well on November 15, 2007. This well is planned as an 8,125 foot (2,500 meter) test of the Elk/Antelope structures and is located 0.9 miles (1.5 kilometers) south of Elk-1. Although this is our third Elk well, this well was named Elk-4, as the Elk-3 designation was reserved for the planned side track of Elk-2, which has been deferred. At December 31, 2007 we had reached a depth of 2,730 feet (830 meters). On March 4, 2008 we reached a depth of 6,580 feet (2,000 meters).
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Antelope-1 Well
The Antelope-1 drill site is located 2.5 miles (4 Kilometers) south of Elk-1 on PPL 238 and the drill site and camp construction was substantially complete December 31, 2007. Although efforts were made to secure a second rig to drill Antelope-1 at the same time as InterOil Rig #2 drilled Elk-4, it was not possible to locate a suitable rig due to the current high demand for drilling equipment. Therefore when InterOil Rig #2 completes the drilling and testing of Elk-4, it will be transported by helicopter to the new location to drill Antelope-1.
Antelope-1 will target the limestone reef at approximately 1,700 meters depth with a total projected depth of approximately 2,500 meters.
PRL 4 – Operated By Austral Pacific Energy Limited
•	During fourth quarter of 2007, we participated in a non-operated, 26 mile (43 km) 2D seismic program over the Stanley gas/condensate discovery in the PRL 4 license.

•	The joint venture has engaged in negotiations to provide gas to an electrical power generation company. However, to complete this transaction, suitable gas composition and well deliverability are required. The PRL 4 partners are planning a re-entry and production test of the Stanley-1 discovery well, to validate the resource.

•	In February 2008, Austral Pacific resigned as operator of PRL 4 and InterOil was elected the new operator, effective as of March 3, 2008.
PRL 5 – Operated By Santos Niugini Exploration Pty Limited
During 2007, seismic re-processing was undertaken and the operator is proposing to drill Elevala-2 in 2008.
PPL 244 – Operated By Talisman
The operator is seeking to delay the commitment of an offshore exploration well into 2009, pending further evaluation of the prospect.
Oil and Gas Wells
We did not have an interest in any producing oil wells or producing gas wells as of December 31, 2007. The following table sets out the number and status of non-producing gas wells in which we have a working interest as of December 31, 2007.

Working Interest in Non Producing Gas Wells
Location	Gross	Net
Papua New Guinea	5	3
Properties with No Attributed Reserves
All of our properties are unproved properties, all of which are located in Papua New Guinea. The following table sets out our undeveloped land holdings as of December 31, 2007.

Undeveloped Acres
Location	Gross	Net
Papua New Guinea	8,981,295	8,223,571
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\

Abandonment and Reclamation
Our abandonment and reclamation costs for all of our current licenses as at December 31, 2007 are estimated to be $100,000. These costs mainly relate to the rehabilitation of 100% owned staging camp site on our PPL 238 license and are based on the costs we have incurred rehabilitating similar sites.
Costs Incurred
For the year ended December 31, 2007, the only capital expenditures made were approximately $22.0 million on exploration costs and approximately $44.5 million on appraisal and testing for a total of approximately $66.5 million.
Tax Horizon
Since we have not generated any income from our exploration activities, we have not paid any income taxes with respect to such activities. We do not know when or if we will incur income taxes related to our oil and gas exploration and development activities.
Exploration and Development Activities
The following table sets out the results of our exploration activities during 2007.

Undeveloped Wells
Type	Gross	Net
Oil	—	—
Gas	1	0.68
Service	—	—
Dry	—	—
Total	1	0.68
Indirect Participation Agreements
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us an aggregate of $125 million and we agreed to drill eight exploration wells in Papua New Guinea on PPL’s 236, 237 and 238. When we choose to test or complete any of these wells, the investors have the right to a 25% working interest by paying their share of a budgeted testing amount. If the tested or completed well is a commercial success, the investors, by continuing to pay their 25% share of all future appraisal and development costs, such as seismic, development drilling, production facilities and pipelines, retain their right to a 25% working interest in the resulting field and production. In addition, between June 15, 2006 and 90 days after the drilling of the eighth exploration well, each investor may elect to convert its interest under the agreement into our common shares. An investor’s interest, or any portion thereof, may be converted into a number of common shares equal to the amount paid by the investor for its interest divided by $37.50. If all of the investors converted their entire indirect participation interest into common shares, we would be obligated to issue 3,333,334 common shares. During the year ended December 31, 2007, one of the investors converted its 0.2% interest into 26,667 shares. The remaining 24.8% of indirect participation interest that may be converted into shares is a maximum of 3,306,667 shares.
In May 2003, we entered into an indirect participation agreement with PNG Drilling Ventures Limited (“PNGDV”). May 2006, we amended the terms of this indirect participation interest agreement. Under the amendment, PNGDV converted its remaining balance into InterOil common shares and also retained a 6.75% interest in the next four exploration wells (the first of which is Elk-1). Like the above indirect participation interest, when we choose to test or complete any of these wells, the investors have the right to a 6.75% working interest by paying their share of the costs. PNGDV also has the right to participate in the 16 wells that follow the initial four wells up to an interest of 5.75%. The cost of participation in the additional 16 wells is $112,500 per 1% per well, subject to target depths and expected expenditure.
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In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to a 4.25% interest in wells nine to 24. In order to receive this interest, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
Strategic Priorities
Following is a table outlining the upstream segments progress towards our strategic priorities and goals for 2008.

Strategic
Priorities	2007 Progress	2008 Initiatives
Target Acquisitions and Growth Opportunities in Papua New Guinea and the Surrounding Area
✓    InterOil acquired approximately 144 miles (230 kilometers) of appraisal seismic over Elk, Antelope and Bighorn prospects using CGGVeritas as the contractor.

✓    Austral Pacific acquired approximately 28 miles (43 kilometers) of appraisal seismic over the Stanley prospect on PRL 4. where InterOil’s share is 43.13%

✓    Evaluate productive potential of the Stanley-1 gas discovery in PRL 4.

✓    Drill Elevala-2 appraisal well in PRL 5.

✓    Complete evaluation of prospectivity of PPL 244.

✓    Participate in the Papua New Guinea offshore bid round.

Position InterOil for Long-Term Oil and Gas Business Success	✓ Obtained further information about Elk and Antelope structure by drilling Elk-2 appraisal well ✓ Commenced drilling of Elk-4 appraisal well ✓ Prepared Antelope-1 rig site for drilling in 2008	✓ Continue to drill development wells in the Elk/Antelope prospect which will underpin the LNG Project.
MIDSTREAM — REFINING
Our refinery is located across the harbor from Port Moresby, the capital city of Papua New Guinea. Our refinery is currently the sole refiner of hydrocarbons located in Papua New Guinea. Under our 30 year agreement with the government of Papua New Guinea, which expires in 2035, the government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an Import Parity Price (or IPP). (See under the heading “Marketing” below for a further discussion of Import Parity Price). Our refinery’s output is sufficient to meet all of the domestic demand for the refined products we produce in Papua New Guinea. Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market. The refining process also results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert naphtha to gasoline, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. Low sulfur waxy residue can be and is being sold as fuel and is valued by more complex refineries as cracker feedstock.
Refinery Optimization
We completed an optimization program at our refinery in the second half of 2006, which has resulted in an improvement in the production slate and in particular, an improvement in the quantity of higher value refined products as a percentage of total products produced. The program included the study of methods by which we could reduce our exposure to low margin product sales and improve the efficiency of fuel firing and power generation at the refinery. A part of this program included the acquisition and installation of a new set of three Hyundai generators, each with an output capacity of 1.5 megawatts. These new generators are powered by the low sulfur waxy residue produced at our refinery.
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As discussed below under the heading “Crude Supply and Throughput” we have evaluated multiple crude feedstocks to determine which feedstocks will allow us to achieve our target mix of refined products. We will continue to evaluate alternative crudes. At present, there are several crude feedstocks that allow us to achieve our target production slate.
Facilities and Major Subcontractors
Our refinery includes a jetty with two berths for loading and off-loading ships and a road tanker loading system. Our larger berth has deep water access of 56 feet (17 meters) and has been designed to accommodate 12,000 to 110,000 dwt crude and product tankers. Our smaller berth can accommodate ships with a capacity of up to 20,500 dwt. Our tank farm has the ability to store approximately 750,000 barrels of crude feedstocks and approximately 1.1 million barrels of refined products. We have a reverse osmosis desalination unit that produces all of the water used by our refinery, power generation facilities that meet all of our electricity needs, and other site infrastructure and support facilities, including a laboratory, a waste water treatment plant, staff accommodation and a fire station.
Petrofac Facilities Management Limited, a facilities management company, was responsible for the day-to-day operation and maintenance of our refinery until October 31, 2006, when we assumed operation of the refinery and terminated the Petrofac contract. We assumed direct management of the refinery so as to better control the costs and performance of the facility.
Our refinery’s on-site laboratory is staffed and operated by an independent company, SGS, which is an ISO 9000 quality management system accredited company. The laboratory received Australian National Association of Testing Authorities (“NATA”) accreditation in 2006. All crude imports and finished products are tested and certified on-site to contractual specifications. SGS also provides independent certification of quantities loaded and discharged at the refinery.
Crude Supply and Throughput
In December 2001, we entered into an agreement with BP Singapore Pte Limited for the supply of crude feedstocks to our refinery. This agreement continues until June 2009. BP is the largest marketer of crude oil in the Asia Pacific region. This contract provides a reliable source of supply and provides access to the majority of the regional crudes suitable for our refinery. Our supply agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstocks for our refinery.
During 2007, four different crude feedstocks (compared to five in 2006 and eight in 2005) were processed as part of our crude optimization program initiated to improve our refining margins. We will continue to review alternative light sweet crudes that may provide improved margins for our refinery’s product slate. As a means of maximizing distillate yields, we also processed combinations of blended crude and pure (100% of a single crude) cargoes. During each of 2007 and 2006, our refinery processed nine crude cargoes versus eleven in 2005. The total number of barrels processed at our refinery for 2007 was 5.77 million.
Marketing
Papua New Guinea is our principal market for all the products our refinery produces, other than naphtha and low sulfur waxy residue. Under our 30 year agreement with the government of Papua New Guinea, the government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, or any refinery which is later constructed in Papua New Guinea, at an Import Parity Price or IPP. In general, the Import Parity Price is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea, the Import Parity Price is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes. The import parity pricing mechanism was implemented in September 2004 by the Papua New Guinea Independent Consumer and Competition Commission for purchases of refined products from our refinery. Commencing on November 30, 2007, the formula for calculating the import parity price has been revised on an interim basis. We believe the revised import parity pricing mechanism better reflects regional crude price movements on a timely basis. This interim pricing formula has been put in place pending an independent review of the pricing formula under the agreement. The interim arrangements are currently in place until March 31, 2008. However, the arrangements have previously been extended and a further extension is expected to be required while the independent review is continuing.
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The major export product from our refinery is naphtha, which is sold to Shell on a term basis pursuant to a contract that expires in September 2008. During 2007, there were five export cargoes of naphtha averaging approximately 260,000 metric tons each. The production of naphtha at the refinery is variable and depends on the composition of the crude feedstock used, the relative economics for gasoline and naphtha, and our ability to convert naphtha to gasoline. We did not export any gasoline or middle distillates in 2007 due to the tightened product quality specifications in the Australian market. However, we are pursuing export opportunities in other Pacific Island markets where our products meet the quality specifications.
Our refinery is fully certified to manufacture and market Jet A-1 fuel to international specifications and markets this product to both domestic Papua New Guinea and overseas airlines.
Until the conversion of the main process furnaces and commissioning of the Hyundai generators which burn low sulfur waxy residue, we were a net consumer of LPG. With the installation of the low sulfur waxy residue firing, generators, heaters and boilers improved facilities for recovering LPG from the reformer off-gas and increased percentages of sweet crudes containing LPG. We are now a net producer of LPG. In 2007, we entered into arrangements with Origin Energy LPG Limited to meet local market demand for LPG.
Competition
Due to their favorable properties, light sweet crudes from the Southeast Asian and Northwestern Australian region are highly sought after by refiners. Therefore, there is significant competition to secure cargoes of these crude types. We rely on our relationship with our crude supplier, BP Singapore Pte Limited, to secure all of our crude feedstock needs at acceptable prices and in sufficient quantities. Due to the limited supply of light sweet crudes and the resources of most of our competitors, we are not always able to secure the specific crudes we desire for our refinery and are required to obtain alternate crudes that are available.
We own the only refinery in Papua New Guinea. As a result, we are currently the only beneficiary of the import parity pricing structure and the associated requirement for domestic refined product needs to be procured from domestic refineries as described under the heading “Marketing” above. We do not envisage any new entrants into the refining business within Papua New Guinea under the current market conditions. Excess jet fuel, diesel, gasoline, naphtha and low sulfur waxy residue that are exported are sold subject to prevailing commodity market conditions. Our geographical position and limited storage capacity limits our ability to compete with the regional refining center in Singapore to secure sales of large parcel sizes. However, these same factors may also provide competitive advantages if we expand our exports of refined products to the small and fragmented South Pacific markets.
Trading and Risk Management
Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to customers.
Generally, we are required to purchase crude feedstock two months in advance, whereas the supply or export of finished products will take place after the crude feedstock is discharged and processed. This timing difference impacts the cost of our crude feedstocks and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. Such an activity is better known as hedging. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts are reduced after we employ the derivative. In the alternative, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin.
The derivative instrument which we generally use is the over-the-counter swap. Swap transactions are executed between the counterparties in the derivatives swaps market. It is commonplace among major refiners and trading companies in the Asia Pacific market to use the derivative swaps as a tool to hedge their price exposures and margins. Due to the wide usage of such derivative tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for our hedging and risk management activities. The derivative swaps instrument covers commodities or products such as jet, kerosene, diesel, naphtha, and also
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crudes such as Tapis and Dubai. Using these tools, we actively engage in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market, and we then use other derivative instruments such as Brent futures on the International Petroleum Exchange to hedge our crude costs.
We plan to continue with our hedging and risk management program in 2008, and we plan to continue to evaluate new approaches to enhance our hedging arrangement and margin protection.
Strategic Priorities
Following is a table outlining the midstream segment’s progress in 2007 and its goals for 2008.

Strategic
Priorities	2007 Progress	2008 Goals
Capitalize and Expand on the Existing Business Assets
✓    Completed refinery optimization project to improve product slate, improve reliability and reduce fuel costs.

✓   Completed InterOil Power Fuel testing project at Moitaka power station. (The downstream business won a tender to provide IPF to Moitaka supplied out of the refinery).

✓   Continued with crude optimization initiatives.

✓   Entered into discussions with a significant potential customer for InterOil Power Fuel.

✓   Secured new bunkering business with a view to establishing a significant ongoing relationship.

✓   Reduction in refinery fixed costs. 2007 cost of production was $2.53, which is a reduction of $0.93 a barrel over 2006 (based on similar throughput).

✓   Evaluate feasibility of improvements, modifications and additional equipment to improve profitability of the refinery.

✓   Continue to seek out potential markets for InterOil Power Fuel.

✓    Seek profitable distillate export opportunities.

✓   Continue to target reductions in our operating costs.

Target Acquisitions and Growth Opportunities in Papua New Guinea	✓ Consultation with key stakeholders to discuss ways to stimulate local demand from the refinery.	✓ Achieve growth in local demand for products from the refinery.

Position InterOil for Long-Term Oil and Gas Business Success
✓   Improved refinery EBITDA to approximately $18.4 million for 2007 (from negative EBITDA of $2.6 million in 2006).

✓   Worked with the government of Papua New Guinea to review the ‘Import Parity Pricing’ formula in place in Papua New Guinea. An interim agreement was reached and put in place while a continuing review is being undertaken.

✓   Continue to improve refinery EBITDA.

✓   Conclude review and finalize a revised import parity price formula for sales of refined products from our midstream business, better reflecting regional crude price movements.

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MIDSTREAM — LIQUEFACTION
During 2006, InterOil proposed the construction of an LNG plant that we expect to build adjacent to our refinery. We are targeting a facility that will produce up to nine million tons per annum of LNG and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk/Antelope field as well as other potential suppliers of gas, and LNG storage and handling. The LNG facility is designed to interface with our existing refining facilities.
On July 30, 2007, a shareholders’ agreement was signed between InterOil LNG Holdings Inc. (100% subsidiary of InterOil), Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. (“Joint Venture Company”). The signing of this shareholders’ agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil Corporation and became a jointly controlled entity between the other parties to the shareholders’ agreement.
As part of the shareholders’ agreement, five ‘A’ Class shares were issued with full voting rights with each share controlling one board position.  Two ‘A’ Class shares are owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require either a unanimous or supermajority Board resolution.
We were also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100.0 million in recognition of our contribution to the LNG Project. Our contribution to the Joint Venture Company includes, among other things, infrastructure developed by us near the proposed LNG site at Napa Napa, our stakeholder relations within Papua New Guinea, our negotiation of natural gas supply agreements with landowners and our contribution to project development. InterOil, Merrill Lynch and Pacific LNG will contribute cash into the Joint Venture Company in response to cash calls. Under the shareholders’ agreement, we are not required to contribute towards cash calls from the Joint Venture Company until a total of $200.0 million has been contributed by the other joint venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil. As of December 31, 2007, InterOil held 90.72% shareholding in the joint venture.
Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited have provided a total of $40.0 million to fund cash costs incurred through Front End Engineering and Design (“FEED”) phase until the Final Investment Decision (“FID”) milestone is achieved. The shareholders’ agreement provides that the FID recommendation will be approved when all of the joint venture partners agree that each and all of the following steps have been completed.
(i)	conclusion of FEED for certain (phase 1) facilities;

(ii)	execution of the major project contracts;

(iii)	approval of the construction plan and budget;

(iv)	approval of the financing plan; and

(v)	receipt of each material governmental approval required for the project.
Strategic Priorities
Following is a table outlining the midstream (liquefaction) segment’s progress in 2007 and its goals for 2008.

Strategic
Priorities	2007 Progress	2008 Goals
Target Acquisitions and Growth Opportunities in Papua New Guinea	✓ Progressed discussions for LNG opportunity in Papua New Guinea with government and other potential partners. ✓ Signed Shareholders’ Agreement relating to the proposed LNG plant.	✓ Complete basis of design and commence front end engineering design. ✓ Execute the project agreement relating to the proposed LNG plant with the Papua New Guinea government.
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DOWNSTREAM — WHOLESALE AND RETAIL DISTRIBUTION
Following the closing of the transaction to acquire Shell’s Papua New Guinea distribution assets in October 2006, we have the largest wholesale and retail petroleum product retail distribution base in Papua New Guinea. This business includes bulk storage, transportation distribution, and the wholesaling and retailing of refined petroleum products. Our downstream business supplies petroleum products nationally in Papua New Guinea through a portfolio of retail service stations and commercial customers. As of December 31, 2007, we supplied between 60 and 65% of Papua New Guinea’s total refined petroleum product needs.
In 2007, the head office for our wholesale and retail distribution business was consolidated in Port Moresby.
Supply of Products
Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene and fuel oil as well as Shell and BP branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refinery. We import the commercial and industrial lubricants and fuel oil, which constitute a small percentage of our sales.
We deliver refined products from our refinery to two tankers. These tankers deliver the refined products to distribution terminals and depots, including those owned by us. We do not own these tankers but rather lease them on a full time charter basis. We are responsible for the scheduling of all the deliveries made by these tankers to the petroleum industry participants and customers in Papua New Guinea. Our inland depots are supplied by road tankers which are owned and operated by third party independent transport operators.
Our terminal and depot network distributes refined petroleum products to retail service stations and commercial customers. We supply retail service stations and commercial customers with petroleum products using trucks or, in the case of some commercial customers, coastal ships. We do not own any of these shipping or trucking distribution assets. We pass these transportation costs through to our customers.
Retail Distribution
As of December 31, 2007, we provided petroleum products to 49 retail service stations that now operate under the InterOil brand name. Of the 49 service stations that we supply, 35 are either owned by or leased to us with a sublease to company approved operators. The remaining 14 service stations are independently owned and operated. We supply products to each of these service stations pursuant to distribution supply agreements. Under the cover of an equipment loan agreement, we also provide fuel pumps and related infrastructure to the operators of the majority of these retail service stations that are not owned or leased by us.
Wholesale Distribution
In addition to our retail distribution network, we also supply petroleum products as a wholesaler to commercial clients and also operate 12 aviation refueling stations throughout Papua New Guinea. In 2007, we acquired 3 additional aviation fuelling depots in 3 provinces in which we already operate in, thus making us the largest aviation supplier outside the Port Moresby center. We own and operate six large terminals and eleven depots that we use to supply product throughout Papua New Guinea. We are currently reviewing terminal and depot assets after the Shell acquisition with a view to closing or divesting duplicate assets. As of the end of 2007, we had ceased selling product from six depots and these depots are either being used as storage sites or will be dismantled in 2008. We enter into commercial supply agreements with mining, agricultural, fishing, logging and similar commercial clients whereby we supply their petroleum product needs. Pursuant to many of these agreements, we supply and maintain company-owned above-ground storage tanks and pumps that are used by these customers. More than two-thirds of the volume of petroleum products that we sold during 2007 was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, these sales have a lower margin.
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Competition
Our main competitor in the wholesale and retail distribution business in Papua New Guinea is ExxonMobil. We also compete with smaller local distributors of petroleum products. We believe that we will be able to obtain refined products for our distribution business at competitive prices. We also believe that our commitment to growing our distribution business in Papua New Guinea at a time when major-integrated oil and gas companies have indicated a desire to exit the Papua New Guinea fuel distribution market provides us with a competitive advantage. However, major-integrated oil and gas companies such as ExxonMobil have greater resources than we do and could expand much more rapidly in this market than we can.
Customers
We sell approximately 20% of our refined petroleum products to Ok Tedi Mining Limited in Papua New Guinea pursuant to wholesale distribution contracts. We do not anticipate that the loss of other wholesale distribution contracts would have a material impact on this business segment. However, due to the amount of petroleum products provided to Ok Tedi Mining Limited, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment.
Strategic Priorities
Following is a table outlining the downstream segment’s progress in 2007 and its goals for 2008.

Strategic
Priorities	2007 Progress	2008 Initiatives
Capitalize on and Expand on the Existing Business Assets
✓   Restructured our downstream operations to integrate the historical assets and Shell assets acquired during fourth quarter of 2006. Operations were integrated under one fuel distribution system.

✓   Continued to secure new contracts for the supply of InterOil Power Fuel in the local market.
✓ Evaluate possible benefits eliminating duplicate distribution of assets. ✓ Continue to target reductions in our operating costs.

Target Acquisitions and Growth Opportunities in Papua New Guinea and the Surrounding Area	✓ Acquired 3 additional aviation fuelling depots from our competitor in 3 provinces. ✓ Examined other potential downstream growth opportunities.	✓ Continue to pursue opportunities to purchase a business or assets in the business of distributing fuel to the aviation sector.
THE ENVIRONMENT AND COMMUNITY RELATIONS
Environmental Protection
Our operations in Papua New Guinea are subject to an environmental law regime which provides for laws concerning emissions of substances into, and pollution and contamination of, the atmosphere, waters and land, production, use, handling, storage, transportation and disposal of waste, hazardous substances and dangerous goods, conservation of natural resources, the protection of threatened and endangered flora and fauna and the health and safety of people.
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These environmental laws require that our sites be operated, maintained, abandoned and reclaimed to standards set out in the relevant legislation. The significant Papua New Guinea laws applicable to our operations include the Environment Act 2000; the Oil and Gas Act 1998; the Dumping of Wastes at Sea Act (Ch. 369); the Conservation Areas Act (Ch.362); and the International Trade (Flora and Fauna) Act (Ch.391).
The Environment Act 2000 is the single most significant legislation affecting our operations. This regulates the environmental impact of development activities in order to promote sustainable development of the environment and the economic, social and physical well-being of people and imposes a duty to take all reasonable and practicable measures to prevent or minimize environmental harm. A breach of this act can result in significant fines or penalties. Under the Compensation (Prohibition of Foreign Legal Proceedings) Act 1995, no legal proceedings for compensation claims arising from petroleum projects in Papua New Guinea may be taken up or pursued in any foreign court.
Compliance with Papua New Guinea’s environmental legislation can require significant expenditures. The environmental legislation regime is complex and subject to different interpretations. Although no assurances can be made, we believe that, absent the occurrence of an extraordinary event, continued compliance with existing Papua New Guinea laws regulating the release of materials into the environment or otherwise relating to the protection of the environment will not have a material effect upon our capital expenditures, earnings or competitive position with respect to our existing assets and operations. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time.
We have outstanding loans with the Overseas Private Investment Corporation (“OPIC”), an agency of the United States Government. OPIC is required by statute to conduct an environmental assessment of every project proposed for financing and to decline support for projects that, in OPIC’s judgment, would have an unreasonable or major adverse impact on the environment, or on the health or safety of workers in the host country. For most industrial sectors, OPIC expects projects to meet the more stringent of the World Bank or host-country environmental, health and safety standards. OPIC systematically monitors compliance with environmental representations and noncompliance may constitute a default under loan agreements.
Recent scientific studies have suggested that man-made emissions of certain gases, commonly referred to as “greenhouse gases” and including carbon dioxide and methane, may be contributing to the warming of the atmosphere resulting in climate change. New legislation or regulatory programs that restrict emissions of greenhouse gases in areas where we conduct business could adversely affect our operations and the demand for hydrocarbon products generally. The impact of such future programs cannot be predicted, but we do not expect our operations to be affected any differently than other similarly situated competitors.
Environmental and Social Policies
We have not adopted any specific social or environmental policies that are fundamental to our operations. However, we are committed to working closely with the communities we operate in and to complying with all laws and governmental regulations applicable to our activities, including maintaining a safe and healthy work environment and conducting our activities in full compliance with all applicable environmental laws.
We have established a dedicated Community Relations department to oversee the management of community assistance programs and to manage land acquisition related compensation claims and payments. Our development philosophy is based on “bottom-up planning” thus ensuring that all planning and development takes the local community into account. In relation to our midstream business, the department has developed a long-term community development assistance program that benefits the villages in the vicinity of the refinery. In addition, we have a team of officers associated with our upstream business who operate in the field and perform a wide variety of tasks. These include land owner identification studies, social mapping management, local recruitment, liaising with landowners, recording compensation payments to land owners and assisting in the provision of health and medical services in the areas in which our exploration activities are conducted. Generally, the department works closely with government, landowners and the community in order to ensure that all our activities have a minimum environmental impact and to at least maintain, and generally improve, the quality of life of the people inhabiting the areas in which we work.
During 2007, we implemented a monthly Corporate Health, Safety and Environment (HSE) Committee with meetings attended by representatives from all business units and chaired by one of the Company’s executive directors. This Committee is charged with establishing, implementing and monitoring policies, standards and procedures. During 2007, a number of key Occupational, Health, Safety and Environmental audits were carried out. Our Board of Directors receives the reports of the Committee, approves significant policies, is
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advised of any contraventions and receives updates on trends, issues or events which may have a significant impact on the Company.
RISK FACTORS
Our financial results are subject to numerous risks and uncertainties, some of which are described below. The risks and uncertainties described below are not the only risks facing us. Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the following risks or uncertainties actually occurs, our business, financial condition and results of operations could be materially adversely affected.
We may not be successful in our exploration for oil and gas.
We currently do not have any oil or gas reserves that are deemed proved, probable or possible pursuant to Canada’s National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities or SEC standards. As of December 31, 2007, we had drilled five unsuccessful exploration wells and have one discovery well which we are in the process of appraising. We plan to drill at least five additional exploration wells in Papua New Guinea during the next two years. We cannot be certain that the exploration wells we drill will be productive or that we will recover all or any portion of the costs to drill these wells. Because of the high cost, topography and subsurface characteristics of the areas we are exploring, we have limited seismic or other geoscience data to assist us in identifying drilling objectives. The lack of this data makes our exploration activities more risky than would be the case if such information were readily available.
Our exploration and development plans may be curtailed, delayed or cancelled as a result of a lack of adequate capital and other factors, such as weather, compliance with governmental regulations, price controls, landowner interference, mechanical difficulties, shortages of materials, delays in the delivery of equipment, success or failure of activities in similar areas, current and forecasted prices for oil and changes in the estimates of costs to complete the projects. We will continue to gather information about our exploration projects, and it is possible that additional information may cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects are subject to change. We cannot assure you that our exploration activities will result in the discovery of any reserves. In addition, the costs of exploration and development may materially exceed initial estimates.
We may not be successful in our negotiations with the government of Papua New Guinea with respect to revising the price for which we sell refined product in Papua New Guinea, which, if not revised, may reduce our profit and cause us to cease operating the refinery.
Under our project agreement with the government of Papua New Guinea, the government is required to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, or any refinery which is later constructed in Papua New Guinea, at a defined import parity price. In general, the import parity price is the price that would be paid in Papua New Guinea for a refined product that is being imported and it is set monthly. We are negotiating changes to how the import parity price is set with the government of Papua New Guinea. We are also seeking to ensure that all domestic distributors are required to purchase their refined petroleum products from our refinery as the project agreement provides, in the absence of any other refinery having been constructed in Papua New Guinea.
In contrast, we are purchasing our crude at a fluctuating spot market price. Thus, the primary reason for the renegotiation of the project agreement with the government of Papua New Guinea is to establish a new pricing mechanism that will correlate more closely with the daily movements in the price of refined products and therefore the price of crude. In the event that such pricing mechanism is not renegotiated to be based on a market price marker recognized by the petroleum industry, then there is a possibility that such continuing misalignment between the import parity price for our products and the fluctuating market price of our supply may reduce our profit and cause us to cease operating the refinery.
Our refinery’s financial condition may be materially adversely affected if we are unable to obtain crude feedstocks at economic rates for our refinery.
Our project agreement requires the government of Papua New Guinea to take action to ensure that domestic crude oil producers sell us their Papua New Guinea domestic crude production for use in our refinery and that refined products for domestic Papua New Guinea use will be purchased from us by distributors at the import parity price. While we have a number of possible sources we employ for crude supply, our agreement
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with BP Singapore is our only long term commercial agreement for the delivery of crude feedstock. The BP agreement expires on June 14, 2009. We cannot assure you that we will continue to be able to enter into other commercial agreements to supply adequate feedstock to our refinery.
Various crude oils that are suitable for use as refinery feedstock are available in the nearby region. However, our access to oil sourced from farther outside Papua New Guinea may be more limited. In addition, the increased cost, if any, of oil from outside Papua New Guinea may reduce our gross profit margins and negate the operational benefits of using such oil. We can provide no assurances that we will be able to obtain all of the oil needed to operate our refinery or that we will be able to obtain the crude feedstocks that allow us to operate our refinery at profitable levels.
Our inability to generate sufficient cash flow to pay off or refinance our indebtedness with near-term maturities could have a material adverse effect on our financial condition.
We entered into a loan agreement for $130.0 million on May 3, 2006 and drew down the full facility as of December 31, 2006. According to the terms and conditions of the loan agreement, the full balance of such loan must be repaid on or before May 3, 2008. We cannot assure that our business will generate cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our maturing indebtedness. As a result, we may need to refinance all or a portion of this debt, or to secure new financing before maturity. This, to some extent, is subject to general economic, financial, legislative and regulatory factors and other factors that are beyond our control. We cannot be sure that we will be able to obtain the refinancing or new financing on reasonable terms or at all.
Our significant debt levels and our debt covenants may limit our future flexibility in obtaining additional financing.
As of December 31, 2007, we had $62.5 million in long-term debt, excluding current maturities. The level of our indebtedness will have important effects on our future operations, including:
✓	A portion of our cash flow will be used to pay interest and principal on our debt and will not be available for other purposes;

✓	Our OPIC loan agreement, secured loan agreement and BNP credit facility contain financial tests which we must satisfy in order to avoid a default under such credit facilities; and

✓	Our ability to obtain additional financing for capital expenditures and other purposes may be limited.
We make, and will continue to make, substantial capital expenditures for exploration, development, acquisition and production of oil and gas reserves, refinery expansions and improvements, acquisitions of distribution assets, and for further capital acquisitions and expenses. We will need additional financing to complete our business plans. If we are unable to obtain debt or equity financing because of lower refining margins, lower oil prices, delays, operating difficulties, construction costs, or lack of drilling success, we may not have the ability to expend the capital necessary to undertake or complete future drilling programs and to make other needed capital expenditures. We also intend to make offers to acquire oil and gas properties and distribution assets in the ordinary course of our business. If these offers are accepted, our capital needs may increase substantially. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.
Illiquidity in the U.S. credit markets may impact our ability to raise capital to fund our operations and project development.
Recent economic events in the U.S., including fallout from problems in the sub prime mortgage market, have had negative repercussions for the global economy, which include a significant reduction in available liquidity. These conditions have continued into the beginning of 2008, and combined with declining consumer confidence and increased unemployment, have precipitated an economic slow down and fears of a possible recession in the U.S. Continuing credit and liquidity concerns stemming from the U.S. economic downturn could reduce our ability to access the capital markets for funding needs.
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Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
Certain of our borrowings are at variable rates of interest and expose us to interest rate risk and we may in the future borrow additional money at variable rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed would remain the same, and our net income would decrease. A 1% change in interest rates would result in a $0.5 million change in our annual interest expense.
The exploration and production, the refining and the distribution businesses are competitive.
We operate in the highly competitive areas of oil exploration and production, refining and distribution of refined products. A number of our competitors have materially greater financial and other resources than we possess. Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry.
In our exploration and production business, we will compete for the purchase of licenses from the government of Papua New Guinea and the purchase of leases from other oil and gas companies. Factors that affect our ability to compete in the marketplace include:
✓	Our access to the capital necessary to drill wells and acquire properties;

✓	Our ability to acquire and analyze seismic, geological and other information relating to a property;

✓	Our ability to retain the personnel necessary to properly evaluate seismic and other information relating to a property;

✓	The development of, and our ability to access, transportation systems to bring future production to the market, and the costs of such transportation systems;

✓	The standards we establish for the minimum projected return on an investment of our capital; and

✓	The availability of alternate fuel sources.
We will also compete with other oil and gas companies in Papua New Guinea for the labor and equipment needed to carry out our exploration operations. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive oil and gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for oil and gas prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties, and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the oil and gas business for a much longer time than we have and have demonstrated the ability to operate through industry cycles.
In our refining business, we compete with several companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. BP has agreed to supply all of our feedstock. However, many of our competitors obtain a significant portion of their feedstocks from company-owned production, which may enable them to obtain feedstocks at a lower cost. The high cost of transporting goods to and from Papua New Guinea reduces the availability of alternate fuel sources and retail outlets for our refined products. Competitors that have their own production or extensive distribution networks are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, new technology is making refining more efficient, which could lead to lower prices and reduced margins. We cannot be certain that we will be able to implement new technologies in a timely basis or at a cost that is acceptable to us.
Our hedging activities may result in losses.
To reduce the risks of changes in the relative prices of our crude feedstocks and refined products, we may enter into hedging arrangements. Hedging arrangements would expose us to risk of financial loss in some circumstances, including the following:
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✓	If the amount of refined products produced is less than expected or is not produced or sold during the planned time period;

✓	If the other party to the hedging contract defaults on its contract obligations; or

✓	If there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.
In addition, these hedging arrangements may limit the benefit we would receive from increases in the price of our refined products relative to the prices for our crude feedstocks.
There are inherent limitations in all control systems, and misstatements due to error that could seriously harm our business may occur and not be detected.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
A control system, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Material weakness in our internal control over financial reporting could result in the inability of investors to rely on our financial statements, which could result in a material adverse affect on our business, financial condition, results of operations and prospects.
Interoil continues to remediate the material weaknesses in internal control over financial reporting and the ineffectiveness of the disclosure controls and procedures. However, should the material weaknesses not be remediated fully, it’s shareholders may face additional risks. The existence of material weaknesses could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis and result in the loss of investor confidence in the reliability of our financial statements. As a result, InterOil’s business, financial condition, results of operations and prospects, as well as the trading price of its common shares, could be materially and adversely affected and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC and the Canadian regulatory authorities.
Our results of operations and financial condition may be adversely affected by changes in currency exchange rates.
Our results of operations and financial condition may be affected by currency exchange rates. Exchange rates may fluctuate widely in response to international political conditions, general economic conditions and other factors beyond our control. While our oil sales are denominated in the Papua New Guinean currency, kina (“PGK”), portions of our operating costs, with respect to the purchase of crude and other imported products, and our indebtedness are denominated in US dollars. A strengthening of the US dollar versus the PGK may have the effect of increasing operating costs while a weakening of the US dollar verses the PGK may reduce operating costs. In addition, since our indebtedness needs to be paid in US dollars, a strengthening of the US dollar versus the PGK may negatively impact our ability to service our US-dollar denominated debt. Moreover, we may have additional exposure to currency exchange risk since we may not be able to convert our PGK-based revenue cash flow in a timely manner in order to meet our US-dollar denominated debt obligations.
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Our ability to recruit and retain qualified personnel may have a material adverse effect on our operating results and stock price.
Our success depends in large part on the continued services of our executive officers, our senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on our results of operations and our stock price. It is also very important that we attract and retain highly skilled personnel, including technical personnel, to operate our refinery, accommodate our exploration plans, and replace personnel who leave. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to recruit, train, and retain employees. If we cannot attract and retain qualified personnel, it could have a material adverse impact on our operating results and stock price.
Shortages or unavailability of drilling rigs, oilfield equipment, and other oilfield exploration services could have a material adverse affect on our results of operations.
The demand for qualified and experienced companies to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the gas and oil industry can fluctuate significantly, often in correlation with gas and oil prices, causing possible shortages. Demand for rigs and equipment may increase along with the number of wells being drilled. Shortages combined with increased demand also may cause significant increases in costs for equipment, services and related personnel. Generally, higher gas and oil prices also stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. Moreover, due to the limited supply of drilling rigs, oilfield equipment and other oilfield exploration services in Papua New Guinea, we may have difficulty obtaining additional drilling rigs and other oilfield exploration services. Any shortages or price increases could have a material adverse affect on our profit margin, cash flow and operating results or restrict our ability to drill wells and conduct ordinary operations.
Our ability to develop our planned LNG facility is contingent on our ability to obtain significant funding.
We currently estimate that our share of additional equity contribution for the construction of a LNG facility will be circa $400 million, in order to maintain our existing ownership interest in the joint venture. Our cost estimates are subject to change due to such items as cost overruns, change orders, delays in construction, increased material costs, escalation of labor costs, and increased spending to maintain the construction schedule.
To fund this development project, we will need to pursue a variety of sources of funding besides those that we currently have committed or planned, such as financing at the project level. Our ability to obtain such significant funding will depend, in part, on factors beyond our control, such as the status of capital and industry markets at the time financing is sought and such markets’ view of our industry and prospects at such time. Accordingly, we may not be able to obtain financing on terms that are acceptable to us, if at all, even if our development project is otherwise proceeding on schedule. In addition, our ability to obtain some types of financing may be dependent upon our ability to obtain other types of financing. For example, project-level debt financing is typically contingent upon a significant equity capital contribution from the project sponsor. As a result, even if we are able to identify potential project-level lenders, we may still have to obtain another form of external financing for us to fund an equity capital contribution to the project subsidiary. A failure to obtain financing at any point in the development process could cause us to delay or fail to complete our business plan for our LNG facility.
Even if we obtain sufficient funding for our LNG terminal, we may not be able to timely construct and commission our LNG terminal.
We may not complete construction of our LNG terminal in a timely manner, or at all, due to numerous factors, some of which are beyond our control. Factors that could adversely affect our planned construction include, but are not limited to, the following:
✓	failure by contractors to fulfill their obligations under construction contracts, or disagreements with them over contractual obligations;

✓	our failure to enter into satisfactory agreements with contractors for the construction of the LNG terminal;

✓	shortages of materials or delays in delivery of materials;
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✓	cost overruns and difficulty in obtaining sufficient financing to pay for such additional costs;

✓	difficulties or delays in obtaining gas for commissioning activities necessary to achieve commercial operability of the LNG terminal;

✓	failure to obtain all required governmental and third-party permits, licenses and approvals for the construction and operation of the LNG facility;

✓	weather conditions and other catastrophes;

✓	difficulties in obtaining a proper workforce for construction purposes, increased labor costs and potential labor disputes;

✓	resistance in the local and global community to the development of an LNG facility due to safety, environmental or security concerns; and

✓	local economic and infrastructure conditions.
Our inability to timely complete (or complete at all) our LNG terminal may prevent us in part or in whole from commencing operations. Thus, as a result, we may not receive any anticipated cash flow from the LNG terminal on time or at all.
If our refining margins do not meet our expectations, we may be required to write down the value of our refinery.
The determination of our refinery’s fair market value is highly dependent upon the difference between the sale price we receive for refined products that we produce and the cost of the crude feedstocks used to produce those refined products. This difference is commonly referred to as refining margin. The optimization work performed at our refinery has improved its operating efficiency. However, volatile market conditions beyond our control could cause our refining margins and resulting cash flows to fall below expectations for extended periods, should this occur we will be required to write down the carrying value of our refinery on our balance sheet. Any significant write down of the value of our refinery could result in our failure to meet the financial covenants under our outstanding loan agreements.
The prices we receive for the refined products we produce and sell are likely to continue to be subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and a variety of additional factors beyond our control. These factors include, but are not limited to, the condition of the worldwide economy and the demand for and supply of oil, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere, and the availability of alternate fuel sources. Oil and gas markets are both seasonal and cyclical. The prices for oil will affect:
✓	Our revenues, cash flows and earnings;

✓	Our ability to attract capital to finance our operations, and the cost of such capital;

✓	The value of our oil properties;

✓	The profit or loss we incur in refining petroleum products; and

✓	The profit or loss we incur in exploring for and developing reserves.
Our refinery has not operated at full capacity for an extended period of time and our profitability may be materially negatively affected if it is not able to do so.
Our refinery did not operate at full capacity during 2007. In addition, our ability to operate our refinery at its rated capacity must be considered in light of the risks inherent in the operation of, and the difficulties, costs, complications and delays we face as the operator of, a relatively small refinery. These risks include, without limitation, shortages and delays in the delivery of crude feedstocks or equipment; contractual disagreements; labor shortages or disruptions; difficulties marketing our refined products; political events; accidents; and unforeseen engineering, design or environmental problems. If these risks prevent us from operating at full capacity in the future, our profitability may be negatively affected.
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If we are not able to market all of our refinery’s output, we will not be able to operate our refinery at its full capacity and our financial condition and results of operations may be materially adversely affected.
The project agreement with the government of Papua New Guinea gives us certain rights to supply the domestic market in Papua New Guinea with our refined products. We have entered into domestic sales contracts with the major distributors in Papua New Guinea under which they will purchase refined products for distribution in Papua New Guinea exclusively from us. However, our project agreement provides that if there is more than one refinery operating in Papua New Guinea during the term of the project agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities. Therefore, if one or more additional refineries are built in Papua New Guinea, our share of the domestic market will be diminished.
Our refinery is rated to process up to 32,500 barrels of oil per day. We are able to fulfill the domestic market in Papua New Guinea’s demand for our products by refining approximately 18,000 barrels of crude feedstock a day. We are currently operating the refinery at less than full capacity due to an inability to profitably export our refined products. Therefore, in order to process these additional barrels of crude feedstock, we must identify markets into which we can sell our products profitably. The operating margins currently needed for our refinery to sell refined products profitably and the cost and availability of obtaining tankers to export our refined products limit our ability to export our refined products from Papua New Guinea. In addition, under our current refinery configuration we are unable to export diesel and gasoline to Australia due to recent changes in Australia’s regulations regarding permitted sulfur and benzene content that our refined products currently do not meet.
Our refining operations expose us to risks, not all of which are insured.
Our refining operations are subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of crude oil and refined products. In addition, our refining operations are subject to hazards of loss from earthquakes, tsunamis and severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not all of such potential losses. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. In addition, losses may exceed coverage limits. As a result of market conditions, premiums and deductibles for certain types of insurance policies for refiners have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers now require broad exclusions for losses due to risk of war and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.
Weather and unforeseen operating hazards may adversely impact our operating activities.
Our operations are subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, equipment failures including damages to our wharf facilities, pollution, and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations. Our Papua New Guinea operations are subject to a variety of additional operating risks such as earthquakes, mudslides, tsunamis, cyclones and other effects associated with active volcanoes, extensive rainfall or other adverse weather conditions. Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations.
If we are unable to renew our petroleum licenses with the Papua New Guinea government, we may be required to discontinue our exploration activities in Papua New Guinea.
Our PPLs are granted for a period of six years. In addition, every two years we are required to submit a work program containing our minimum expenditures for the succeeding biannual period. In order for us to retain or extend our licenses, the Papua New Guinea government could require us to expend more than we have budgeted or deem appropriate. If we are unable to meet the minimum expenditure levels or determine that making such expenditures is not in our best interests, we will be required to relinquish our PPLs.
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Our petroleum retention licenses are granted for a period of five years. In connection with an application for, or a renewal of, a petroleum retention license, we are required to submit a one year work program and a work program for the remaining four years that is contingent on the results of the first year’s operations. If we determine that the contingent work is not justified or requires revision, we may be required to renegotiate the terms of the work program with the government of Papua New Guinea in order to retain our retention license. If we were unable to agree upon a revised work program for the remaining term of the retention license, we may be required to forfeit the license.
In general, if we are unable or fail to meet the specific requirements of any license the license may terminate or expire. It is also possible that our licenses may not be extended or renewed at the end of their terms.
Our investments in Papua New Guinea are subject to political, legal and economic risks that could materially adversely affect their value.
Our investments in Papua New Guinea involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; expropriation and nationalization of assets; war; renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions; international monetary fluctuations; currency controls; and foreign governmental regulations that favor or require the awarding of service contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Political conditions have at times been unstable in Papua New Guinea. We attempt to conduct our business in such a manner that political and economic events of this nature will have minimal effects on our operations. We believe that oil exploration and refinery operations are in the long term best interests of Papua New Guinea and that we will continue to have the support of the current government. Notwithstanding the current support, our ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which we have no control. There can be no assurance that we have adequate protection against any or all of the risks described above.
In addition, if a dispute arises with respect to our Papua New Guinea operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada or the United States.
The implementation of new Papua New Guinean laws may have a material adverse effect on our operations and financial condition.
Our operations require licenses and permits from various governmental authorities to drill wells, operate the refinery and market our refined products. We believe that we hold all necessary licenses and permits under applicable laws and regulations for our operations in Papua New Guinea and believe we will be able to comply in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits that may be required to maintain our continued operations. Moreover, it is possible that new laws may be enacted in Papua New Guinea (such as a limitation on foreign ownership of local assets) that may have a material adverse effect on our operations and financial condition.
Title to certain of our properties may be defective or challenged by third party landowner claims.
While we believe that we have satisfactory title to our properties, some risk exists that title to certain properties may be defective or subject to challenge. In particular, our properties in Papua New Guinea could be subject to native title or traditional landowner claims, which may deprive us of some of our property rights that consequently may have a material adverse effect on our exploration and drilling operations and our development projects.
Compliance with and changes in environmental laws could adversely affect our performance.
We are subject to extensive laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and the characteristics and composition of gasoline and diesel fuels. If we violate or fail to comply with these laws and regulations, we could be fined
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or otherwise sanctioned. Because environmental laws and regulations are increasingly becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, the level of future expenditures required for environmental matters could increase in the future. In addition, any major upgrades to our refinery could require material additional expenditures to comply with environmental laws and regulations.
We are a party to lawsuits and other proceedings in which we may not be successful.
We are a party to lawsuits and other proceedings that arise in the ordinary course of our business. There is a risk that we are not successful with respect to the current legal actions to which we are a party which could have a material adverse effect on our consolidated financial position, results of operations or cash flows.
You may be unable to enforce your legal rights against us.
We are a Yukon Territory, Canada corporation. Substantially all of our assets are located outside of Canada and the United States. It may be difficult for investors to enforce, outside of Canada and the United States, judgments against us that are obtained in Canada or the United States in any such actions, including actions predicated upon the civil liability provisions of the securities laws of Canada and the United States. In addition, many of our directors and officers are nationals or residents of countries outside of Canada and the United States, and all, or a substantial portion of, the assets of such persons are located outside of Canada and the United States. As a result, it may be difficult for investors to affect service of process within Canada or the United States upon such persons or to enforce judgments against them obtained in Canadian or United States courts, including judgments predicated upon the civil liability provisions of the securities laws of Canada or the United States.
The enactment of legislation responsive to the Kyoto Protocol or similar global governmental initiatives to regulate emissions of greenhouse gases could result in a reduction in demand for fossil fuels that may reduce demand for our products in the global markets and thus negatively impact our financial condition.
Recent studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to the warming of the Earth’s atmosphere. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of greenhouse gases. More than 160 nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the Kyoto Protocol, which is intended to limit or capture emissions of greenhouse gases. The implementation of the Kyoto Protocol in a number of countries and other potential legislation limiting emissions, such as those adopted by the European Union, could affect the global demand for fossil fuels. If the Kyoto Protocol or other comprehensive legislation focused on reducing greenhouse gas emissions is enacted by Papua New Guinea or countries in which we desire to operate, it could have the effect of impacting the demand for our products and consequently reducing our revenues.
DIVIDENDS
To date we have not paid dividends on our common shares and currently reinvest all cash flows from operations for the future operation and development of our business. No change to this policy or approach is intended or under consideration at the present date. There are no restrictions which prevent us from paying dividends on our common shares. Any decision to pay dividends on our common shares in the future depend upon our earnings and financial position and such other factors as the Board of Directors may consider appropriate in the circumstances.
A fixed cumulative dividend is payable to the holders of the Series A Preferred Shares at the rate of 5% per annum for each such share, payable quarterly commencing on December 31, 2007. The first dividend paid to preferred stock holders in December 2007 totaled $84,247. Further details relating to the nature of this dividend are set out under the heading “Description of Our Capital Structure — Series A Preferred Shares — Dividends”. There are no restrictions which prevent us from paying dividends to holders of Series A Preferred Shares.
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DESCRIPTION OF CAPITAL STRUCTURE
InterOil is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which 1,035,554 Series A Preferred Shares are authorized. 31,026,356 common shares and 517,777 Series A Preferred Shares were issued and outstanding as at March 27, 2008.
Common Shares
Holders of common shares are entitled to vote at any meeting of the shareholders of InterOil and to one vote per share held, to receive, out of all profits or surplus available for dividends, any dividends declared by InterOil on the common shares, and to receive the remaining property of InterOil in the event of liquidation, dissolution or winding up of InterOil, whether voluntary or involuntary.
InterOil has a stock based compensation plans that allows participating employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were granted. Options granted under the plan are generally fully exercisable after two years or more and expire five years after the grant date. Default provisions in the plan rules provide for immediate vesting of granted options and expiry ten years after the grant date. Options granted under a predecessor plan also remain on foot.
Shareholder Rights Plan
On May 27, 2007, the Company entered into a Shareholder Rights Plan (the “Rights Plan”) with Computershare Investor Services Inc., as Rights Agent, which was approved by InterOil’s shareholders at the June 25, 2007 annual and special meeting of shareholders. The Rights Plan was adopted to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for InterOil. As long as a bid meets certain requirements intended to protect the interests of all shareholders (a “Permitted Bid”), the provisions of the Rights Plan will not be invoked. A bid will be a Permitted Bid if it is made by way of a take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid provisions of the Rights Plan. If a bid is not a Permitted Bid, then the Rights Plan will be invoked by an acquisition of 20% or more of the outstanding common shares of InterOil. Under the provisions of the Rights Plan, one right has been issued for each common share of InterOil outstanding. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made which is not a Permitted Bid. The rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of InterOil at a substantial discount to the market price at the time. Phil Mulacek, the Chairman and Chief Executive Officer of InterOil, holds in excess of 20% of the common shares of InterOil and, subject to certain grandfather provisions in the Rights Plan, his shareholdings will not trigger the Rights Plan.
The Rights Plan is similar to those adopted by other Canadian listed companies. A copy of the Rights Plan is available under the Company’s SEDAR profile at www.sedar.com.
Preferred Shares
The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by unanimous resolution of the directors of InterOil. Subject to the provisions of the Business Corporations Act (Yukon), the directors of InterOil may by unanimous resolution fix from time to time, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares.
Series A Preferred Shares
Voting
Holders of Series A Preferred Shares are entitled to vote on any matter presented to the shareholders of InterOil for their action or consideration at any meeting of the shareholders of InterOil (or by written consent of the shareholders in lieu of a meeting), and shall be entitled to cast the number of votes equal to the number of common shares into which the Series A Preferred Shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or the articles of InterOil, holders of the Series A Preferred Shares shall vote together with the holders of the common shares as a single class.
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Dividends
Subject to the rights, privileges, restrictions and conditions attaching to any other series of shares of InterOil ranking in priority thereto, the holders of the Series A Preferred Shares shall be entitled to rank ahead of all other classes or series of shares of InterOil as to dividends. The holders of the Series A Preferred Shares shall be entitled to a fixed cumulative dividend (the “Dividend”) at the rate of 5% per annum for each Series A Preferred Share, payable quarterly on March 31, June 30 and September 30 and December 31, commencing on December 31, 2007. At the option of InterOil, and subject to any required third party approval, InterOil may pay such Dividend(s) in cash or in common shares or a combination thereof, provided that, if InterOil determines to issue common shares as payment of any Dividends payable, InterOil shall issue common shares to all holders of Series A Preferred Shares as payment of all Dividend(s) payable as at such time. If InterOil determines to pay any Dividend(s) payable in common shares, InterOil shall issue certificates representing common shares to each registered holder of Series A Preferred Shares representing that number of common shares equal to the result of the aggregate Dividend(s) payable to each such holder at such date divided by the VWAP (as defined below) for the ten consecutive trading days immediately before the date such Dividend(s) are payable (i.e., in the case of Dividends to be paid on December 31, the VWAP would be calculated for the ten consecutive trading days prior to December 31). “VWAP” means the daily volume weighted average price of the common shares on the American Stock Exchange (the “AMEX”), expressed in U.S. dollars, or if the common shares are not listed on the AMEX, then NYSE or NASDAQ, or if the common shares are not listed on such markets, the Toronto Stock Exchange or such other North American market limited to normal trading hours (the “Principal Market”) calculated by dividing the total value by the total volume of the common shares traded for the relevant period on such market (which market is, as at the date hereof, the AMEX). No fractional common shares shall be issued and the aggregate number of common shares to be issued will be rounded down to the nearest whole number of common shares and each holder of Series A Preferred Shares shall be entitled to a cash payment representing the amount of the Dividend(s) in respect of the aggregate Series A Preferred Shares held by each such holder in respect of such fractional Common Share which would otherwise be issuable. The Series A Preferred Shares shall not be entitled to participate any further with respect to dividends except to the extent herein provided. No dividends shall be paid on any class of shares of InterOil if it would result in the realizable value of the assets of InterOil, net of liabilities which exist at the relevant time, being less than U.S.$28.97 (the “Redemption Amount”) for each of the issued and outstanding Series A Preferred Shares. InterOil shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of InterOil unless the holders of the Series A Preferred Shares then outstanding shall first receive a dividend on each outstanding Series A Preferred Share in amount equal to the aggregate dividends then accrued on each such share and not previously paid.
Conversion into Common Shares
The Series A Preferred Shares shall be convertible into common shares, at the option of (a) the holder at any time and from time to time, and without the payment of additional consideration therefore, and (b) InterOil at any time from the date of a Triggering Event (as defined below). A “Triggering Event” shall occur if the VWAP of the common shares equals or has exceeded U.S.$36.94 per share for a period of at least 10 consecutive trading days on the Principal Market (the “Triggering Event”). The number of common shares issuable upon conversion of each Series A Preferred Share (the “Conversion Ratio”) shall initially be 1.00, subject to the following provisions.
In the event InterOil shall set a record date for the payment of a stock dividend to holders of the common shares or to subdivide, re-divide, consolidate or otherwise recapitalize the outstanding common shares, the Conversion Ratio shall be proportionately and equitably adjusted so that a holder of a Series A Preferred Share shall be entitled to that number of common shares upon conversion to which such holder would have been entitled had such holder of the Series A Preferred Share converted its Series A Preferred Share into common shares immediately prior to the record date for such event at the then current Conversion Ratio. Any such adjustment shall become effective at the close of business on the date that such dividend, subdivision, re-division, consolidation or other recapitalization shall become effective.
In the event of any capital reorganization or any reclassification of the common shares (other than as a result of a stock dividend, subdivision, re-division or consolidation), or in the case of any amalgamation with or merger of InterOil into or with another corporation or entity, then as a part of such reorganization, reclassification, amalgamation or merger, as the case may be, the Conversion Ratio shall be adjusted so that the holders of the Series A Preferred Shares shall have the right to receive upon conversion of the Series A Preferred Shares the kind and amount of securities or property which such holders would have been entitled to receive if, immediately prior to such reorganization, reclassification, amalgamation or merger such holders
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had held the number of common shares which were then issuable upon the conversion of the Series A Preferred Shares then held by them at the then current Conversion Ratio. In any such case, appropriate adjustment shall be made in the application of the provisions set forth herein with respect to the rights and interests of the holders of record of the Series A Preferred Shares, such that the provisions set forth herein shall thereafter be applicable to any securities or property thereafter deliverable upon the conversion of such Series A Preferred Shares. No fractional common shares shall be issued in connection with the conversion of the Series A Preferred Shares and the aggregate number of common shares to be issued will be rounded down to the nearest whole number of common shares. Each holder of Series A Preferred Shares shall be entitled to a cash payment representing the amount of the fractional common share which would otherwise be issuable upon conversion.
In the event the conversion privilege is exercised by a holder of Series A Preferred Shares, such holder shall exercise such privilege by providing written notice to the Secretary of InterOil at its registered office accompanied by the certificate(s) representing the shares in respect of which the holder desires to exercise such conversion privilege and such notice shall be signed by the holder of such shares in respect of which such right is being exercised or by his, her or its duly authorized representative and shall specify the number of such shares the holder desires to have converted, and the exercise of such conversion shall be subject to the following provisions. Upon receipt of such notice and certificate(s) (the “Holder Conversion Date”), InterOil shall, effective as of such Holder Conversion Date, issue or cause to be issued a certificate(s) representing fully paid common shares upon the basis above prescribed to the holder of the Series A Preferred Shares subject to such conversion. From and after the Holder Conversion Date, the Series A Preferred Shares subject to such conversion shall cease to be entitled to any dividends and the holders of such Series A Preferred Shares shall not be entitled to exercise any of the rights of holders of Series A Preferred Shares in respect thereof. If less than all of the Series A Preferred Shares represented by any certificate are to be converted, the holder of such shares shall be entitled to receive a new certificate representing the Series A Preferred Shares represented by the original certificate which are not to be converted.
In the event the conversion privilege is exercised by InterOil, InterOil shall exercise such privilege by providing 10 days written notice to all (and not less than all) the registered holders of Series A Preferred Shares at such holders’ registered address as shown on the register of holders of Series A Preferred Shares and such notice shall specify that all Series A Preferred Shares shall be converted on a specified business day (the “Corporation Conversion Date”), at which time InterOil shall issue or cause to be issued a certificate(s) representing fully paid common shares on the basis above prescribed to all the holders of Series A Preferred Shares. From and after the Corporation Conversation Date, all Series A Preferred Shares shall cease to be entitled to any dividends and the holders of the Series A Preferred Shares shall not be entitled to exercise any of the rights of holders of Series A Preferred Shares in respect thereof.
InterOil shall at all times reserve and keep available out of its authorized but unissued common shares, solely for the purpose of effecting the conversion of the Series A Preferred Shares, such number of its common shares as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Shares; and if at any time the number of authorized but unissued common shares shall not be sufficient to effect the conversion of all then outstanding Series A Preferred Shares, in addition to such other remedies as shall be available to the holder of such Series A Preferred Shares, InterOil shall promptly take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued common shares to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite shareholder approval of any necessary amendment to this designation or InterOil’s other charter documents.
Redemption by the Holders of Series A Preferred Shares
In the event of a Fundamental Change (as defined below), holders of the Series A Preferred Shares shall be entitled to require InterOil to redeem or purchase at any time all or any of the Series A Preferred Shares registered in the name of such holder by providing written notice to the Secretary of InterOil at InterOil’s registered office accompanied by the certificate(s) representing the Series A Preferred Shares in respect of which the holder desires to have InterOil redeem or purchase, and such notice shall be signed by the holder of such shares in respect of which such redemption or purchase right is being exercised or by his, her or its duly authorized representative and shall specify the number of such shares the holder desires to have redeemed or purchased and shall state the business day (hereinafter called the “Redemption Date”) on which the holder desires to have InterOil redeem or purchase such shares. Upon receipt of such certificate(s) representing the Series A Preferred Shares which the holder desires to have InterOil redeem or purchase, together with such redemption request, InterOil shall, on the Redemption Date, redeem or purchase such Series A Preferred Shares by paying to the registered holder an amount equivalent to the
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Redemption Amount per share for each Series A Preferred Share being redeemed or purchased plus all declared but unpaid dividends thereon. From and after that date such Series A Preferred Shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of holders of Series A Preferred Shares in respect thereof unless payment of the Redemption Amount plus any declared but unpaid dividends is not paid on the Redemption Date in which event the rights of the holders of the said Series A Preferred Shares shall remain unaffected. “Fundamental Change” shall be deemed to occur if (a) the common shares cease to be listed on the Principal Market; (b) there occurs any consolidation, merger or other business combination of InterOil with or into any other corporation or other person (whether or not InterOil is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in any of such events the existing voting stockholders of InterOil prior to such event cease to own 50% or more of the voting stock, or corresponding voting equity interests, of the surviving corporation after such event (including without limitation any “going private” transaction or tender offer by InterOil for 20% or more of the common shares), (c) any person together with its affiliates and associates beneficially owns or is deemed to beneficially own in excess of 50% of InterOil’s voting power, (d) there is a replacement of more than one-half of the members of InterOil’s board of directors which is not approved by those individuals who are members of or nominated by InterOil’s board of directors or other subcommittee of InterOil’s board of directors, or (e) in one or a series of related transactions, there is a sale or transfer of all or substantially all of the assets of InterOil, determined on a consolidated basis, or (f) the occurrence of the closing by InterOil pursuant to an agreement to which InterOil is a party or which it is bound providing for an event set forth in (c), (d), (e), or (f) above.
Rights upon Dissolution or Winding Up
In the event of a liquidation, dissolution or winding up of InterOil or any other distribution by way of repayment of capital, the holders of the Series A Preferred Shares shall be entitled to receive a cash amount per share equal to the Redemption Amount prior to any payment or distribution to any other class or series of shares of InterOil. The Series A Preferred Shares shall not be entitled to share any further in the distribution of the property or assets of InterOil except to the extent hereinbefore provided.
The Aggregate Number of Common Shares Issued and Issuable by InterOil
The aggregate number of common shares issued and issuable by InterOil upon the conversion of the Series A Preferred Shares, together with any payment of dividends in common shares on the Series A Preferred Shares, shall not exceed 19.99% of the total number of common shares immediately prior to issuance of common shares upon the conversion of such Series A Preferred Shares, subject to appropriate adjustment for stock splits, stock dividends, or other similar recapitalizations affecting the common shares (the “Maximum Common Share Issuance”), unless the issuance of shares in excess of the Maximum Common Share Issuance shall first be approved by InterOil’s shareholders in accordance with applicable law and the organizational documents of InterOil. In the event that the aggregate number of common shares that would be issued upon (a) conversion of the Series A Preferred Shares and (b) payment of dividends on the Series A Preferred Shares through common shares, equals or exceeds the Maximum Common Share Issuance, and InterOil has not previously obtained shareholder approval, then the number of common shares which the holder of Series A Preferred Shares would be entitled to acquire through the conversion of the Series A Preferred Shares and the payment of dividends in common shares, shall be reduced pro rata among the holders of the Series A Preferred Shares so that the aggregate number of common shares issuable upon conversion of the Series A Preferred Shares together with the payment of dividends in common shares does not equal or exceed the Maximum Common Share Issuance. Those Series A Preferred Shares that are not converted shall remain issued and outstanding and shall not be convertible until and unless the necessary shareholder approval is obtained or is no longer required.
Additional Series of Preferred Shares
So long as any Series A Preferred Shares are outstanding, InterOil shall not, without the prior approval (by vote or written consent) of the holders of at least two-thirds of the then outstanding Series A Preferred Shares voting separately as a single class, amend or propose to amend the articles of InterOil to create a new series of preferred shares of InterOil having rights or privileges superior to the rights or privileges attached to the Series A Preferred Shares, including without limitation, rights or privileges with respect to redemptions rights, dividend preferences, return of capital on liquidation, dissolution or winding up, conversion privileges or rights to acquire securities of InterOil.
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Remedies Available to Holders of Series A Preferred Shares
The remedies provided to holders of Series A Preferred Shares in the articles of InterOil shall be cumulative and in addition to all other remedies available under the articles of InterOil, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained in the articles of InterOil governing the Series A Preferred Shares shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder’s right to pursue actual damages for any failure by InterOil to comply with the terms of the articles of InterOil. Amounts set forth or provided for in the articles of InterOil with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided in the articles of InterOil, be subject to any other obligation of InterOil (or the performance thereof). InterOil acknowledges that a breach by it of its obligations under the articles of InterOil will cause irreparable harm to the holders of the Series A Preferred Shares and that the remedy at law for any such breach may be inadequate. In the event of any such breach or threatened breach, the holders of the Series A Preferred Shares shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.
Options
As of December 31, 2007, there were options outstanding to purchase 1,137,250 shares.
Warrants
As of December 31, 2007, there were warrants outstanding to purchase 337,252 common shares. The warrants expire on August 27, 2009.
Other instruments Convertible into or Exchangeable for Common Shares
We have entered into an agreement with Petroleum Independent and Exploration Corporation (“P.I.E.”), under which P.I.E. can exchange its remaining 5,000 shares of SPI InterOil LDC on a one-for-one basis for our common shares. This election may be made by P.I.E. at any time.
We have granted to Papua New Guinea Drilling Ventures Limited a right to convert its participating interest in certain wells into a maximum of 628,305 of our common shares under a drilling participation agreement dated July 21, 2003. In addition, we have granted the parties to an indirect participation agreement, the right to convert their rights under the indirect participation agreement into 3,333,334 of our common shares, of which 26, 667 were converted during 2007 and we issued 26,667 common shares.
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MARKET FOR SECURITIES
Our common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol IOL in Canadian dollars, on the American Stock Exchange (“AMEX”) under the symbol IOC in US dollars, and on the Port Moresby Stock Exchange under the symbol IOC in Papua New Guinea Kina. The following tables disclose the monthly high and low trading prices and volumes of our common shares traded on the TSX and AMEX during 2007:
Toronto Stock Exchange (TSX:IOL) in Canadian Dollars

Month	High	Low	Volume
January	$36.99	$27.32	427,500
February	$31.50	$25.69	489,400
March	$32.99	$25.20	664,800
April	$36.30	$30.21	566,600
May	$40.63	$30.31	926,800
June	$47.81	$19.04	2,341,100
July	$30.65	$19.37	2,525,800
August	$44.10	$22.88	3,613,400
September	$38.36	$31.00	1,567,000
October	$31.23	$20.72	3,223,100
November	$24.42	$19.23	2,399,900
December	$26.14	$18.71	1,826,700
Total			20,572,100
American Stock Exchange (AMEX:IOC) in United States Dollars

Month	High	Low	Volume
January	$30.01	$23.05	10,750,400
February	$27.14	$22.01	7,267,300
March	$28.21	$21.41	7,754,900
April	$32.20	$26.05	8,791,000
May	$38.25	$27.60	13,410,600
June	$44.25	$17.84	38,019,400
July	$27.70	$18.37	26,949,300
August	$42.00	$21.57	30,886,000
September	$37.81	$30.95	12,286,300
October	$31.45	$20.78	20,475,600
November	$24.50	$19.01	11,611,500
December	$25.76	$19.00	13,629,900
Total			201,832,200
Prior sales
In November 2007, we completed a placement with Merrill Lynch Commodities Inc. of 517,777 Series A preferred shares at US$28.97 per share.
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DIRECTORS AND EXECUTIVE OFFICERS
The following table provides information with respect to all of our directors and executive officers:
Directors and Executive Officers

Name, Address	Position with InterOil	Date of Appointment
Phil E. Mulacek Texas, USA	Chairman and Chief Executive Officer	May 29, 1997

Christian Vinson Texas,USA	Vice President of Corporate Development and Government Affairs, Director	May 29, 1997

Gaylen Byker Michigan, USA	Director(1)	May 29, 1997

Roger Grundy Derbyshire, UK	Director	May 29, 1997

Donald Hansen Alberta, Canada	Director(2)	December 29, 2006

Edward N. Speal Ontario, Canada	Director(2)	June 25, 2003

William Jasper III Texas, USA	President and Chief Operating Officer	September 18, 2006(3)

Anthony Poon New South Wales, Australia	General Manager — Supply Trading and Risk Management	October 1, 2005

Collin Visaggio Western Australia, Australia	Chief Financial Officer	July 17, 2006(4)

Mark Laurie South Australia, Australia	General Counsel and Corporate Secretary	June 12, 2007

(1)	Gaylen Byker acts as Chairman of the Audit Committee, the Nominating and Corporate Governance Committee and Compensation Committee and has held such positions throughout 2007.

(2)	Donald Hansen and Edward Speal are members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee and have held such positions throughout the reporting year.

(3)	Mr. Jasper’s contract of employment and appointment for three years expires on September 18, 2009.

(4)	Mr. Visaggio’s contract of employment provides that his appointment is to end on November 26, 2008.
The term of office of each of the directors of InterOil will expire at the next annual meeting of our shareholders. All executive officers generally hold office at the pleasure of the Board.
As of February 29, 2008, our directors and executive officers as a group owned or controlled or directed directly or indirectly, 8,678,711 common shares, representing 27.97% of our outstanding common shares. In addition to the common shares owned or controlled or directed directly or indirectly by our directors and executive officers, 590,000 shares are issuable upon exercise of outstanding options, resulting in directors and executive officers holding 29.87% of the common shares on a fully diluted basis.
Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Dr. Byker, Mr. Hansen and Mr. Speal are the members of each of these committees. Dr. Byker is the Chairman of each committee.
The following is a brief description of the background and principal occupations of each director and executive officer at present and during the preceding five years:
Phil E. Mulacek is the Chairman of our Board of Directors and our Chief Executive Officer. He has held these positions since InterOil’s inception. Mr. Mulacek is the founder and President of Petroleum Independent Exploration Corporation based in Houston, Texas. Petroleum Independent Exploration Corporation was established in 1981 for the purposes of oil and gas exploration, drilling and production, and operated across the southwest portion of the United States. Petroleum Independent Exploration Corporation
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led the development of our refinery and the commercial activities that were necessary to secure the refinery’s economic viability. Mr. Mulacek has over 25 years experience in oil and gas exploration and production and holds a Bachelor of Science degree in petroleum engineering from Texas Tech University.
Christian M. Vinson is Executive Vice President of InterOil responsible for Corporate Development & Government Affairs. From 1995 to August 2006, he was our Chief Operating Officer. Mr. Vinson joined us from Petroleum Independent Exploration Corporation, a Houston, Texas based oil and gas exploration and production company. Before joining Petroleum Independent Exploration Corporation, Mr. Vinson was a manager with NUM Corporation, a Schneider company involved in mechanical and electrical engineering automation, in Naperville, Illinois where his responsibilities included the establishment of the company’s first office in the United States. Mr. Vinson earned an Electrical and Mechanical Engineering degree from Ecole d’Electricité et Mécanique Industrielles, Paris, France.
Gaylen J. Byker is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan. He is also a director and chairman of the Finance and Audit Committee of Priority Health, Inc, an entity regulated by the State of Michigan Office of Financial and Insurance Services. Dr. Byker has obtained four university degrees including a PhD in international relations from the University of Pennsylvania and a Doctorate of Jurisprudence from the University of Michigan. Dr. Byker is a former partner of Offshore Energy Development Corporation where he was head of development, hedging and project finance for gas exploration and transportation projects offshore. Prior to joining OEDC, he was co-head of commodity derivatives at Phibro Energy, Inc., a subsidiary of Salomon, Inc. and head of the commodity-indexed transactions group at Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilizing long-term commodity price risk management. Dr. Byker was manager of commodity-indexed swaps and financings for Chase Manhattan Investment Bank, New York, and was also a lawyer at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, U.S.
Roger N. Grundy is the Managing Director of Breckland Ltd, a UK-based engineering consulting firm, and is an internationally recognized expert in the area of refinery efficiency. Mr. Grundy has acted as a consultant to more than 150 existing refineries on six continents for major oil companies, independents and various banks. Mr. Grundy has 40 years experience in all areas of oil refinery and petrochemical operations and construction and holds an Honors Degree in Mechanical Engineering from University College, London. He is also a Fellow of the UK Institute of Mechanical Engineers, a member of the American Institute of Chemical Engineers and a member of the Energy Institute.
Donald R. Hansen is currently Managing Director with Scotia Waterous in their Calgary, Alberta head office. His focus is on the private equity side of their business. Mr. Hansen is also Chief Executive Officer of his privately owned oil and gas consulting company, Red Deer River Energy Corporation. Formerly, Mr. Hansen was Vice President, International Energy Operations for Unocal Corporation in Houston, Texas. In this capacity with Unocal in Houston, Mr. Hansen had regional responsibilities for West Africa, Latin America, Caspian Sea, China, Europe, Russia, Alaska and Canada as well as new international ventures. Prior to moving to Houston with Unocal, Mr. Hansen resided in Calgary, Alberta and was President and CEO of Northrock Resources Ltd., the Canadian business unit and a wholly owned subsidiary of Unocal Corporation. Northrock Resources Ltd. was a Canadian publicly traded exploration and production company that was sold to Unocal in 2000. Mr. Hansen was President and CEO of Northrock Resources Ltd., and helped build the company from a virtual start-up to over 30,000 boe of production. Prior to Northrock, Mr. Hansen was Vice President Operations for Sceptre Resources and held positions in production engineering, exploitation and gas marketing at Dome Petroleum and Amoco Canada. Mr. Hansen has had over 26 years of exploration and production experience. He has significant board experience having served on the boards of Black Gold Energy LLC, several Unocal domestic and foreign subsidiaries, Asia Society Texas, Houston, the Unocal Foundation and Northrock Resources Ltd. Mr. Hansen has also served two terms as Governor of the Canadian Association of Petroleum Producers in Calgary, and has served on the boards of; YMCA, Calgary, North West Family Church, Calgary, and a private technology company, Outland Technologies Inc. In 1980, Mr. Hansen earned a Bachelor of Science degree in engineering from the University of Saskatchewan with great distinction.
Edward N. Speal is based in Toronto, Ontario and is President and CEO of BNP Paribas (Canada). He has had 24 years in the banking industry. Previously, Mr. Speal was the Managing Director responsible for the Energy, Project Finance and Corporate Banking businesses for BNP Paribas in Canada. Mr. Speal was the President and Chief Executive Officer of Paribas Bank of Canada from 1997 to 1999. Mr. Speal worked in New York for Banque Paribas running its commodity index trading group from 1992 until 1996. From 1989 to 1991, he was Managing Director of R. P. Urfer & Co., working on an exclusive basis for Banque Paribas as Advisory Director assisting in the establishment and development of its global commodity derivatives business. From 1983 to 1989, Mr. Speal worked for the Chase Manhattan Bank of Canada. Mr. Speal is a
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Canadian citizen and is a graduate of Queen’s University at Kingston where he obtained a Bachelor of Commerce majoring in finance.
William J Jasper III is President and Chief Operating Officer of InterOil Corporation. Mr. Jasper joined the Company on August 30, 2006 and leads the refining and downstream businesses. Prior to joining InterOil, Mr. Jasper had worked for Chevron Pipe Line Company since 1974, serving in leadership and management capacities over facilities, pipelines and terminals. Mr. Jasper has an extensive background in operations and maintenance. Prior to this role Mr. Jasper had served four years as Chairman of the West Texas LPG Partnership Board of Directors. Mr. Jasper also held positions as President and General Manager of Kenai Pipe Line Company in Alaska, and of West Texas Gulf Pipeline in Texas.
Anthony Poon is General Manager of our Supply, Trading & Risk Management. Mr. Poon joined us in October 2005. From January 2003 until joining us, Mr. Poon was a private oil trading and risk management consultant. During 2002, Mr. Poon served as a Business Manager/Operations Leader with ChevronTexaco Singapore. Prior to joining ChevronTexaco, Mr. Poon had been employed by Caltex in Singapore for more than 30 years. Mr. Poon’s last position with Caltex was head of its international crude oil trading department where he was responsible for crude and derivatives trading and price risk management, including crude supply to Caltex’s refineries worldwide. During his tenure at Caltex, Mr. Poon held various positions involving refinery supply operations, shipping, terminalling, demurrage and oil loss claims, and crude and refined product operations.
Collin F. Visaggio is Chief Financial Officer of InterOil. Mr. Visaggio joined us on July 17, 2006. He is a Certified Practicing Accountant with a Masters Degree in Business. He has also attended the Stanford Senior Executive Program in management. Mr. Visaggio has 24 years of experience in senior financial and business positions within Woodside Petroleum and BP Australia. His career has given him a broad spectrum of financial and business experience in Exploration and Production, Offshore Gas Production, Oil Refining, LNG and Domestic Gas. Mr. Visaggio was at Woodside Petroleum from March 1988 until July 2005, with his most recent positions being Manager, Compliance and Business for the Africa business unit, and Manager, Commercial and Planning for the gas business unit. His responsibilities included the management of the business unit, financial and business processes, and governance. Prior to this and during his 17 years with Woodside, he was Deputy Chief Financial Officer, Financial Analyst and Planning Manager within the corporate finance group. Prior to joining InterOil, Mr. Visaggio was Chief Financial Officer for Alocit Group Ltd from July 2005 until March 2006. Mr. Visaggio currently serves as Chairman of the Board of Directors and of the Finance Committee of Santa Maria Ladies College. Mr Visaggio has served as a director of Santa Maria College since February 2004.
Mark Laurie is General Counsel and Corporate Secretary of InterOil. Mr. Laurie joined us on June 12, 2007. He holds Law and Economics degrees from the University of Adelaide in South Australia. He was admitted to practice law as a barrister and solicitor in Australia in 1991. Mr. Laurie was also appointed a notary public in 1997. Prior to joining InterOil, and from August 2003, he was Company Secretary, General Counsel, Manager Corporate and Investor Relations, and Manager — Town Infrastructure with Lihir Gold Limited, a Papua New Guinea gold mining company listed in Australia, the United States and in Papua New Guinea. Mr. Laurie lived in Papua New Guinea throughout this period. Immediately prior to working for Lihir Gold, he worked as Commercial Manager for the Electronic Systems Division of Tenix Defence Pty Ltd, a privately held government contractor specializing in high-tech electronic and computer engineering work for defence and other applications. Between mid-1996 and December 2001, he held positions as General Counsel, Company Secretary and Vice President of Investor Relations with F.H. Faulding and Co. Limited, an Australian based multinational pharmaceutical and health care company listed in Australia and the United States. Prior to that Mr. Laurie worked with commercial law firms in Ottawa, Canada and Adelaide, South Australia.
Conflicts of Interest
Certain directors and officers of InterOil are directors and officers of other private and public companies. Some of these private and public companies may from time to time be involved in business transactions or banking relationships which may create situations in which conflicts might arise.  In accordance with the Business Corporations Act (Yukon), directors who have an interest in a material contract or a material transaction, whether made or proposed, with InterOil are required, subject to certain exceptions, to disclose the nature and extent of the interest. A director required to disclose such interest shall abstain from voting on any resolution to approve the contract or transaction, except as otherwise permitted by the Business Corporations Act (Yukon).  In addition, each officer and director is required to act honestly and in good faith with a view to the best interests of InterOil.
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Relationships and interests which have been disclosed as potentially giving rise to conflicts of interest include;
•	P.I.E. Group, LLC, which entity is controlled by Mr. Mulacek and in which entities controlled by Dr. Byker also have an ownership interest, holds small ownership interests (0.01%) in SPI Exploration & Production Corporation and S.P.I. Distribution Limited which are subsidiaries of the Company. In addition, Petroleum Independent and Exploration Corporation, which company is controlled and partly owned by Mr. Mulacek, owns an interest in SP InterOil, LDC, another subsidiary of the Company. See under the heading “Corporate Structure – Inter-corporate Relationships”.

•	Mr. Speal occupies a senior position with BNP Paribas Bank in Canada. This bank provides, through its Singapore office, certain credit facilities to finance the purchase of cargoes of crude oil and other petroleum products for InterOil’s refining activities, and to support it hedging positions.

•	Mr. Grundy is a principal of Breckland Limited which entity provides technical and advisory services to InterOil on customary commercial terms. See also under the heading “Interests of Management and Others in Material Transactions”.
AUDIT COMMITTEE
Charter of the Audit Committee
The full text of the Charter of the Audit Committee is attached as Schedule B to this Annual
Information Form.
Composition of the Audit Committee
The current members of the Audit Committee are Dr Gaylen Byker, Mr Edward Speal and Mr Donald Hansen. No members of the committee resigned during 2007. All members held their positions throughout the year ended December 31, 2007.
Dr. Byker, Mr Speal and Mr Hansen are independent and financially literate within the meaning of Multilateral Instrument 52-110.
Relevant Education and Experience
The relevant education and experience of the current members of the Audit Committee is set out in detail under the heading “Directors and Executive Officers”:
This education and experience is such that each member has an understanding of the accounting principles used by InterOil to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues raised by InterOil’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.
Pre-Approval Policies and Procedures
The Audit Committee is authorized and required by the Board to review, discuss and pre-approve non-audit services to be preformed by the external auditors, save where such services are subject to the de-minimis exceptions described in the Securities Exchange Act of 1934. In the event that non-audited services are required, a documented scope and estimate are submitted by the Company’s auditors to the Chairman of the Committee who will consult with other committee members, as necessary, before providing any approval on the Committee’s behalf.
External Auditor Service Fees
PricewaterhouseCoopers, Chartered Accountants have served as InterOil’s auditors since June 6, 2005. The following table sets forth the Audit Fees, Audit – Related Fees, Tax Fees and All Other Fees billed by PricewaterhouseCoopers in each of the last two financial years ended December 31, 2007.
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PricewaterhouseCoopers

	2007	2006
Audit Fees(1)	$968,316		$618,669
Audit-Related Fees(2)	$14,887		$84,383
Tax Fees(3)	$167,491	$	nil
All Other Fees(4)	$266,870		$124,364
Total	$1,417,565		$827,416
Notes:
(1)	“Audit Fees” means the aggregate fees billed by the issuer’s external auditor in each of the last two fiscal years for audit fees.

(2)	“Audit-Related Fees” means the aggregate fees billed in each of the last two fiscal years for assurance and related services by the issuer’s external auditor that are reasonably related to the performance of the audit or review of the issuer’s financial statements and are not reported under clause (a) above.

(3)	“Tax Fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the issuer’s external auditor for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by the issuer’s external auditor, other than the services reported under clauses Audit-Related Fees, Tax Fees and All Other Fees above and principally relate to assistance responding to the SEC queries on our Form 40-F of December 31, 2005 and also the quarterly review of financial statements
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
In 2005, we made interest payments totaling $9,376 and loan principal payments of $1.1 million to Petroleum Independent and Exploration Corporation (“P.I.E.”) which is controlled and partly owned by the Company’s Chairman and Chief Executive Officer, Phil Mulacek. As of December 31, 2005, we had repaid all amounts owed to P.I.E. and no loans were in place during 2006 and 2007. The original loans related to amounts loaned by lending institutions to P.I.E. in respect of collateralized barges legally owned by P.I.E. but used and beneficially owned by InterOil. The interest rates charged to the Company by P.I.E. equated with the actual interest rates paid by P.I.E. to the lending institutions.
During 2007, we renewed our $170.0 million credit facility with BNP Paribas through its Singapore office. This facility is employed to finance the purchase of cargoes of crude oil and other petroleum products for our refinery, and to support its hedging positions. One of our directors, Mr Edward Speal, is President and Chief Executive Officer of BNP Paribas’ Canadian business.
Breckland Limited provides technical and advisory services to us on customary commercial terms. Roger Grundy, one of our directors, is a director and principal of Breckland and he provides consulting services to us as an employee of that company. Breckland was paid $39,416, $140,165 and $179,608 in respect of consulting fees and expenses during 2007, 2006 and 2005, respectively.
Other than as discussed above, there are no material interests, direct or indirect, of directors, executive officers of the Company or any person or company that is the direct or indirect beneficial owner of or who exercises control or direction over, more than 10% of the outstanding common shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company. See under the heading “Directors and Executive Officers – Conflicts of Interest”.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
The Company’s Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC are defendants in two legal proceedings Todd Peters, et al v. Phil Mulacek, et al; Cause No. 05-040035920-CV; in the 284th District Court of Montgomery County, Texas, and Paul A. Martin, et al v. Philippe Mulacek et al; Cause No. 06-62617; in the 333rd Judicial District Court of Harris County, Texas. The Company and certain of its subsidiaries have been named as additional defendants in both matters. The claims have been filed by partners of one of the entities that owned certain equipment sold to a subsidiary of the Company in 1996-1997, and allege breach of fiduciary duties by the defendants, including the Company. The plaintiffs in the Peters matter have alleged actual damages in the amount of $118,068,759, plus unspecified punitive damages. The Plaintiffs in the Martin matter have not specified damages. Mr. Mulacek, for himself and his controlled entities, is vigorously contesting the claims. The Company is also vigorously defending the claims, and management does not believe the litigation will have a material adverse effect on the Company or its subsidiaries.
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The Company and its subsidiaries are involved in various other claims and litigation arising in the normal course of business. While the outcomes of these matters are uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
Regulatory Actions
There have not been any:
(a)	penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2007;

(b)	any other penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority that would likely be considered important to a reasonable investor making an investment division; or

(c)	settlement agreements entered into by the Company with a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2007.
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MATERIAL CONTRACTS
The following represent material contracts entered into or still in effect during 2007:

Date	Description
July 30, 2007	Shareholders’ Agreement between InterOil LNG Holdings, Inc, Pacific LNG Operations Ltd, Merrill Lynch PNG LNG Corporation. and PNG LNG Inc.

May 4, 2006	Credit Agreement between InterOil Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Clarion Finanz AG as amended.

August 31, 2007	Secured Revolving Crude Import Facility between EP InterOil, Ltd. and BNP Paribas, Singapore Branch as renewed.

February 25, 2005	Amended and Restated Indirect Participation Interest Agreement between InterOil Corporation and the Investors signatory thereto as amended.

May 12, 2004	Amended Indirect Participation Interest Agreement between InterOil Corporation and PNG Energy Investors, LLC.

July 21, 2003	Drilling Participation Agreement between InterOil Corporation and PNG Drilling Ventures Limited as amended.

June 12, 2001	Loan Agreement between EP InterOil, Ltd. and Overseas Private Investment Corporation, as amended.

May 29, 1997	Refinery State Project Agreement between InterOil Limited, EP InterOil, Ltd. and The Independent State of Papua New Guinea.
LNG Project Shareholders Agreement dated July 30, 2007
The shareholders’ agreement dated July 30, 2007 by and between InterOil LNG Holdings Corporation. Merrill Lynch PNG LNG Corporation (“Merrill”) and Pacific LNG Operations Ltd (“PAC LNG”) (the “Shareholders”) provides for the establishment of PNG LNG, Inc. (the “Project Company”) with respect to the LNG Project described in more detail under the heading “Description of the Business – Midstream -Liquefaction”. It sets out the rights and obligations of the Shareholders and the terms governing their relationship and provides that the authorized share capital structure of the Project Company is to be made up of Class A Shares and Class B Shares. No other classes of shares may be issued. As of December 31, 2007, two Class A shares are held by InterOil and Merrill while PAC LNG holds one. At the time of issue 75,992,339 Class B Shares were held in escrow pending release upon cash investment by the Shareholders for the development of the LNG Project. As of December 31, 2007, InterOil held 10,000,000 Class B Shares, Merrill held 522,612 and PAC LNG held 500,000 Class B Shares. Only holders of Class A Shares have voting rights and the right to appoint directors to the Board of the Project Company. The Agreement allows for the admission of one or more strategic investors as Class A and/or B shareholders subject to the prior approval of each existing Shareholder. The Agreement also allows for the Independent State of Papua New Guinea to elect to purchase up to 10% of the issued and outstanding shares in Liquid Niugini Gas Limited (a wholly owned subsidiary of the joint venture).
Credit Agreement dated May 4, 2006
The Credit Agreement dated May 4, 2006 between InterOil, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Clarion Finanz AG (as co-lead arrangers and co-book runners) and Merrill Lynch Capital Corporation as the administrative agent and collateral agent provides for a $130 million secured credit facility for the Company. At present, the loan under the credit facility matures on May 4, 2008. It requires quarterly interest payments in arrears at a 4% annual interest rate. The Credit Agreement also provides for mandatory prepayments out of net cash proceeds in respect of certain prepayment events.
Secured Revolving Crude Import Facility renewed on August 31, 2007 and originally dated August 12, 2005
We entered into a $150 million Secured Revolving Crude Import Facility with BNP Paribas, Singapore Branch on August 12, 2005. The terms of this agreement are described under “General Development of Our
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Business.” On August 14, 2006, this facility was increased to an amount of $170 million. In August 2007, it was renewed to continue until August 31, 2008.
Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in Papua New Guinea on PPLs 236, 237 and/or 238. The terms of this agreement are described under the heading “Description of Our Business—Upstream-Exploration and Production—Indirect Participation Agreements.” This Agreement was amended by Amendment No. 1 signed on November 5, 2007. The Amendment allows InterOil to pay from the joint account all commissions and other expenses incurred in connection with structuring this Agreement, soliciting investors and otherwise entering into the agreement.
Amended Indirect Participation Interest Agreement dated May 12, 2004
We entered into an Amended Indirect Participation Interest Agreement with PNG Energy Investors, LLC on May 12, 2004. This agreement grants PNG Energy Investors the right to acquire up to a 4.25% working interest in sixteen exploration wells following our drilling of an initial eight exploration wells. As of December 31, 2007, we had drilled five exploration wells. PNG Energy Investors will have the right to acquire a working interest in the ninth through the twenty fourth exploration wells and in order to participate PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
Drilling Participation Agreement dated July 21, 2003
During 2004, we raised $12.2 million from PNG Drilling Ventures Limited, as agent and trustee for its investors, pursuant to the Drilling Participation Agreement. Under this agreement PNG Drilling Ventures has the right to acquire a working interest in our first sixteen exploration wells equal to 13.5% multiplied by the result of eight divided by the number of exploration wells we drill. PNG Drilling Ventures will be required to pay its share of any completion costs for future exploration wells or future development costs if an exploration well is a commercial success. As of December 31, 2005, PNG Drilling Ventures Limited had converted $2.5 million of their investment into 141,545 of our common shares. In May 2006, PNG Drilling Ventures Limited converted their remaining interest into an additional 575,575 shares and also retained a 6.75% interest in the next four wells. Elk–1 was the first of these wells. PNG Drilling Ventures Limited also has the right to participate in a further sixteen wells to follow the four mentioned above up to a level of 5.75% at a cost per well of $112,500 per 1% (with higher amounts to be paid if the depth exceeds 3,500 meters and the cost of the well exceeds $8.5 million).
OPIC Loan Agreement dated June 12, 2001
An $85 million loan from Overseas Private Investment Corporation to EP InterOil Limited was used to finance the construction of the refinery at Napa Napa, Port Moresby (see under the heading “Description of the Business – Midstream-Refining Liquefaction”) and is secured by all of the refinery’s capital assets. The loan matures on December 31, 2014 and requires semi-annual principal payments of $4.5 million and semi-annual interest payments. During 2007 the timing of certain payments (due during the course of that year) were deferred and a revised loan repayment schedule was agreed to. Each disbursement under the loan bears interest at a rate equal to a weighted average of treasury rates at the time of disbursement plus 3.0%. During 2007, the weighted average interest rate of all disbursements pursuant to this loan agreement was 7.1%.
Refinery State Project Agreement
On May 29, 1997, we entered into a project agreement with the government of Papua New Guinea under which we agreed to construct and operate a refinery in Port Moresby, Papua New Guinea. The project agreement expires on January 31, 2035. In the project agreement, the government of Papua New Guinea has agreed to use its best efforts to enable us to purchase sufficient crude oil produced in Papua New Guinea for the refinery to run at full capacity. If necessary, these efforts would include proposing legislation and issuing executive orders or policy directives. In addition, the government of Papua New Guinea has agreed that future agreements between Papua New Guinea and producers of oil in Papua New Guinea will contain provisions requiring such producers to sell oil produced in Papua New Guinea to local refineries to meet Papua New Guinea’s requirements for refined petroleum products. The purchase price for this oil will be the prevailing fair market price of such oil at the time of purchase.
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The project agreement provides that the government of Papua New Guinea will take all actions necessary such that any refinery constructed in Papua New Guinea, including ours, will have the exclusive right to sell refined products at the import parity price prior to any imports into Papua New Guinea. In general, the import parity price is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea, the import parity price is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts’ price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes. This pricing model is currently being jointly reviewed by the Papua New Guinea government and by InterOil. Interim pricing arrangements have been in place since December 2007 pending this review.
The project agreement provides that, until December 31, 2010, income from the refinery will not be taxed.
Each of the above material agreements have been filed on SEDAR and are available through the SEDAR website at, www.sedar.com.
All other contracts entered or still in effect during 2007 were done so in the ordinary course of our business or were not material to us.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common shares and the Series A Preferred Shares is Computershare Investor Services Inc.
Transfer Agent and Registrar
Main Agent
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2YI
Tel: 1-800-564-6253 (toll free North America)
Fax: 1-800-249-7775 (toll free North America)
E-mail: service@computershare.com
Co-Transfer Agent (USA)
Computershare Trust Company N.A.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Tel: 1-800-962-4284 (toll free North America)
International: 1-514-982-7555
In Papua New Guinea, our transfer agent and registrar for our common shares is PNG Registrars Limited, PO Box 1265, Port Moresby NCD, Papua New Guinea, telephone (675) 321 6377, fax (675) 321 6379, email: ssimon@online.net.pg.
INTERESTS OF EXPERTS
PricewaterhouseCoopers, Chartered Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as of and for the financial year ended December 31, 2007. PricewaterhouseCoopers has complied with the SEC’s rules on auditor independence.
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ADDITIONAL INFORMATION
Additional information, including that related to directors’ and officers’ remuneration, principal holders of our common shares and securities authorized for issuance under equity compensation plans will be contained in our Information Circular for our upcoming annual meeting of shareholders to be held on June 23, 2008. Additional financial information is provided in our audited consolidated financial statements and related management discussion and analysis (“MD&A”) for the year ended December 31, 2007. Our audited financial statements, MD&A, Information Circular and additional information can be found on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and on our website at www.interoil.com.
Copies of the financial statements, Management’s Discussion and Analysis and any additional copies of this Annual Information Form may also be obtained by contacting Mr Anesti Dermedgoglou, Vice President of Investor Relations at Level 1, 60-92 Cook Street, Portsmith, Queensland 4870, Australia; Telephone: +61 (7) 4046-4600.
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Schedule A – Report of Management and Directors on Oil and Gas Disclosure
FORM 51-101F3
REPORT OF MANAGEMENT AND
DIRECTORS ON OIL AND GAS DISCLOSURE
Management of InterOil Corporation (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with the securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.
The Corporation does not have any reserves or resource as defined under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities,
The board of directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved
(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information; and

(b)	the content and filing of this report.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, the variation should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“Phil E. Mulacek”	“Gaylen J. Byker”

Phil E. Mulacek	Gaylen J. Byker
Chairman and Chief Executive Officer	Director

“Christian M. Vinson”	“Donald R. Hansen”

Christian M. Vinson	Donald R. Hansen
Officer and Director	Director
Dated: March 28, 2008
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Schedule B – Audit Committee Charter
INTEROIL CORPORATION
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
This Audit Committee Charter (the “Charter”) sets forth the purpose and membership requirements of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of InterOil Corporation (the “Company”) and establishes the authority and responsibilities delegated to it by the Board.
1.	Purpose. The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities relating to the Company’s corporate accounting and financial reporting processes and the audits of the Company’s financial statements. In fulfilling this function, the Committee’s primary duties and responsibilities are to:
•	Serve as an independent and objective party to oversee the integrity of the Company’s financial statements and to monitor the Company’s financial reporting process and systems of internal controls regarding financial, accounting, and legal compliance.

•	Monitor the qualifications, independence and performance of the Company’s independent auditors and the performance of the Company’s internal auditing function.

•	Provide an avenue of communication between the Board and the independent auditors, management and the internal auditor.

•	Report actions of the Committee to the Board with such recommendations as the Committee may deem appropriate.
The Committee shall be empowered to conduct or cause to be conducted any investigation appropriate to fulfilling its responsibilities, and shall have direct access to the independent auditors, the internal auditor and Company employees as necessary. The Committee shall be empowered to retain, at the Company’s expense, independent legal, accounting, or other consultants or experts as the Committee deems necessary in the performance of its duties. The Committee shall have sole authority to approve related fees and retention terms.

2.	Committee Membership.
2.1.	Composition and Appointment. The Committee shall consist of three or more members of the Board. The Board shall designate members of the Committee. Membership on the Committee shall rotate at the Board’s discretion. The Board shall fill vacancies on the Committee and may remove a Committee member from the membership of the Committee at any time without cause. Members shall serve until their successors are appointed by the Board and as otherwise required by applicable law or the rules of the American Stock Exchange (“AMEX”).

2.2.	Independence and Financial Literacy. Each member of the Committee must meet the independence, or an applicable exception, financial literacy, and experience requirements of the AMEX rules and applicable Canadian and U.S. federal securities laws, including the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In addition, at least one member of the Committee must be financially sophisticated, as determined by the Board, for purposes of applicable AMEX rules.

2.3.	Service on Multiple Audit Committees. If a member of the Committee serves on the audit committee (or, in the absence of an audit committee, the board committee performing equivalent functions, or in the absence of such committee, the board of directors) of more than two other public companies, the Board must affirmatively determine that such simultaneous service on multiple audit committees will not impair the ability of such member to serve on the Committee.

2.4.	Subcommittees. The Committee may form and delegate authority to subcommittees consisting of one or more members, including the authority to grant pre-approvals of audits and permitted non-audit services, provided that decisions of said subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.
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3.	Meetings.
3.1.	Frequency of Meetings. The Committee shall meet at least quarterly, or more frequently as circumstances dictate. The schedule for regular meetings of the Committee shall be established by the Committee. The Chairperson of the Committee may call a special meeting at any time he or she deems advisable. Meetings may be by written consent. When necessary, the Committee will meet in executive session outside the presence of any senior executive officer of the Company. The Committee and any other independent members of the Board that are not members of the Committee will meet in executive session, without the presence of non-independent directors and management at least once annually.

3.2.	Minutes. Minutes of each meeting of the Committee shall be kept to document the discharge by the Committee of its responsibilities.

3.3.	Quorum. A quorum shall consist of at least one-half of the Committee’s members, but no fewer than two persons. The act of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee.

3.4.	Agenda. The Chairperson of the Committee shall prepare an agenda for each meeting of the Committee, in consultation with Committee members and any appropriate member of the Company’s management or staff, as necessary. As requested by the Chairperson, members of the Company’s management and staff shall assist the Chairperson with the preparation of any background materials necessary for any Committee meeting.

3.5.	Presiding Officer. The Chairperson of the Committee shall preside at all Committee meetings. If the Chairperson is absent at a meeting, a majority of the Committee members present at a meeting shall appoint a different presiding officer for that meeting.

3.6.	Private Meetings. The Committee may meet privately with management, the chief executive officer (“CEO"), the general counsel, the internal auditor, the independent auditors, and as a Committee to discuss any matters that the Committee or each of these groups believe should be discussed privately.
4.	General Review Procedures.
4.1.	Annual Report Review. The Committee shall review with management, the independent auditors, and the internal auditors, the Company’s year-end financial results prior to the release of earnings and the Company’s year-end financial statements prior to filing or distribution. Such review shall also include the Company’s disclosures that are to be included in the Company’s Annual Information Form, Annual Report, Management’s Discussion and Analysis for the year and Annual Report on Form 40-F. The Committee shall also discuss with management, the independent auditors and the internal auditors any significant issues or findings or any changes to the Company’s accounting principles, any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61, as amended, and various topics and events that may have a significant impact on the Company or that are the subject of discussions between management and the independent auditors. The Committee shall approve the audited financial statements and recommend to the Board whether or not the audited financial statements should be filed on SEDAR and included in the Company’s Annual Report on Form 40-F for the last fiscal year.

4.2.	Quarterly Report Review. The Committee shall review with management, the internal auditors, and the independent auditors (if the independent auditors were involved in a review of such financial statements), (i) the Company’s interim financial results prior to the release of earnings, the Company’s interim financial statements prior to filing or distribution and the disclosures that are to be included in the Company’s Management’s Discussion and Analysis for each quarter and Form 6-K and (ii) the operation of the Company’s internal controls and any special steps adopted in light of material control deficiencies. The Committee shall discuss with management, the internal auditors and the independent auditors (if required by GAAP, AMEX rules, or applicable Canadian and U.S. federal securities laws), any significant findings or any changes to the Company’s accounting principles and any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61 as amended.
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4.3.	Canadian and SEC Filings Review. The Committee shall review with financial management and the independent auditor (if the independent auditors were involved in a review of such financial statements) filings with Canadian securities regulators and the SEC which contain or incorporate by reference the Company’s financial statements or Management’s Discussion and Analysis and consider whether the information in these documents is consistent with information contained in the financial statements.

4.4.	Reporting System Review. In consultation with management, the independent auditors, and the internal auditors, the Committee shall consider the integrity of the Company’s financial reporting processes and controls, including computerized information system controls and security. The Committee shall review and discuss with management the Company’s significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. The Committee shall review significant findings prepared by the independent auditors and the internal auditors together with management’s responses, including the status of previous recommendations.

4.5.	Non-GAAP Financial Data Review. The Committee shall review and discuss with management earnings including the use of “pro forma,” “adjusted” or other non-GAAP information, financial guidance and other press releases of a material financial nature, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally consisting of discussing the types of information to be disclosed and the types of presentations to be made.

4.6.	Off-Balance Sheet Review. The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

4.7.	Risk Assessment. Although it is the job of the CEO and senior management to assess and manage the Company’s exposure to risks, the Committee shall discuss guidelines and policies to govern the process by which risk assessment and risk management is addressed.

4.8.	Audit Difficulties. The Committee shall review with the independent auditor any audit problems or difficulties encountered in the course of the audit work and management’s response, any restrictions on the scope of activities or access to requested information; and any significant disagreements between auditors and management. The Committee shall work to resolve disagreements that may have occurred between auditors and management related to the Company’s financial statements or disclosures.

4.9.	Hiring Approval. The Committee shall approve the hiring of any employee or former employee of the independent auditor.

4.10.	Financial Officer Code of Ethics Review. The Committee shall review and periodically recommend modifications to the Company’s Code of Ethics for the Chief Executive Officer and Senior Financial Officers.

4.11.	Certification Review. The Committee shall review disclosures made to the Committee by the Company’s CEO and CFO during the certification process for the audited annual financial statements, interim financial statements, related Management’s Discussion and Analysis and Form 40-F concerning significant deficiencies or material weaknesses in internal controls and any fraud.

4.12.	Legal Counsel Review. On at least an annual basis, the Committee shall review with the Company’s legal counsel any legal matters that could have a significant impact on the Company’s financial statements or the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.
5.	Independent Auditors.
Auditor Performance Review. The Committee shall confirm with the independent auditors their ultimate accountability to the Committee. The independent auditors will report directly to the Committee. The Committee will ensure that the independent auditors are aware that the Chairperson of the Committee is to be contacted directly by the independent auditor (i) to review items of a sensitive nature that can impact the accuracy of financial reporting or (ii) to discuss
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significant issues relative to the overall Board responsibility that have been communicated to management but, in their judgment, may warrant follow-up by the Committee. The Committee shall review and evaluate the performance of the auditors and the lead partner on the independent auditor team.

Approval of Independent Auditor and Pre-Approval of Services. The Committee shall be directly responsible for the appointment, compensation, retention, termination, and oversight of the work of the independent auditors engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Committee shall pre-approve all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the independent auditors, subject to the de-minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 which are approved by the Audit Committee prior to the completion of the audit. The Committee shall periodically discuss current year non-audit services performed by the independent auditors and review and pre-approve all permitted non-audit service engagements.

Auditor Independence. The Committee shall oversee the independence of the independent auditors by, among other things, (i) on an annual basis, receiving from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1, that could impair the auditors’ independence; (ii) actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors; and (iii) taking, or recommending to the Board the appropriate action to be taken, in response to the independent auditors’ report to satisfy itself of the independent auditors’ independence.

Auditor Report. The Committee shall annually obtain from the independent auditor and review a written report describing (i) the independent auditor’s internal quality-control procedures; and (ii) any material issues raised by (a) the independent auditor’s most recent internal quality-control review, or peer review or (b) any inquiry or investigation by governmental or accounting profession authorities, in each case, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues.

Audit Partner Rotation. The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. The Committee shall obtain, annually, from the independent auditor a written statement confirming that neither the lead (or coordinating) audit partner having primary responsibility for the Company’s audit nor the audit partner responsible for reviewing the Company‘s audit has performed audit services for the Company in each of the Company’s five previous fiscal years.

Internal Controls Report. Beginning in fiscal year 2006 or earlier if required by applicable accounting rules or Canadian and U.S. federal securities laws, the Committee shall annually obtain from the independent auditor a written report in which the independent auditor attests to and reports on the assessment of the Company’s internal controls made by the Company’s management. The Committee shall review and discuss with management, the independent auditor, and the Company’s independent auditor (i) the adequacy and effectiveness of the Company’s internal controls (including any significant deficiencies and significant changes in internal controls reported to the Committee by the independent auditor or management; (ii) the Company’s internal audit procedures; and (iii) the adequacy and effectiveness of the Company’s disclosures controls and procedures, and management reports thereon.

National Office Consultation. The Committee shall discuss with the national office of the independent auditor issues on which they were consulted by the Company’s audit team and matters of audit quality and consistency.

Audit Planning. The Committee shall review and discuss with the independent auditors their audit plan and engagement letter and discuss with the independent auditors and the internal auditor the scope of the audit, staffing, locations, reliance upon management, and internal audit and general audit approach.
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Accounting Principles. The Committee shall consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting, including critical accounting policies and practices used by the Company, GAAP alternatives discussed with management (including the ramifications and the auditor’s preferred treatment) and any other material written communications between the independent auditor and management.

Auditor Assurance. The Committee shall obtain from the independent auditor assurance that Section 10A of the Securities Exchange Act of 1934, addressing the reporting of illegal acts, has not been implicated.

Additional Auditors. The Committee shall review the use of auditors other than the independent auditor where management has requested a second opinion or another auditor is proposed to be engaged for other reasons.

6.	Internal Audit Department and Legal Compliance.

Budget and Plan. The Committee shall review the budget, plan, changes in plan, activities, organizational structure, and qualifications of the internal auditor. The internal auditor function shall be responsible to senior management, but shall have a direct reporting responsibility to the Board through the Committee. The internal auditor will be responsible for contacting the Chairperson of the Committee directly (i) to review items of a sensitive nature that can impact the accuracy of financial reporting or (ii) to discuss significant issues relative to the overall Board responsibility that have been communicated to management but, in the internal auditor’s judgment, may warrant follow-up by the Committee.

Approval of Internal Auditor. The Committee shall review and approve the appointment, performance, dismissal and replacement of the internal auditor or the entity retained to provide internal audit services.

Internal Audit Review. The Committee shall review a summary of findings from completed internal audits and, where appropriate, review significant reports prepared by the internal audit department together with management’s response and follow-up to these reports.

7.	General Audit Committee Responsibilities.

Code of Ethics for the Chief Executive Officer and Senior Financial Officers. The Committee shall inquire of management, the independent auditor and the internal auditor as to their knowledge of (i) any violation of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, (ii) any waiver of compliance with such code, and (iii) any investigations undertaken with regard to compliance with such code. The Committee may make recommendations to the Board regarding the waiver of any provision of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, however any waiver of such code may only be granted by the Board. All waivers granted by the Board shall be promptly publicly disclosed as required by the rules and regulations of the SEC and the AMEX.
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Complaints Procedure. The Committee shall establish procedures to (i) receive, process, retain and treat complaints received by the Company regarding accounting, internal audit controls or auditing matters and (ii) the confidential and anonymous submission by employees of concerns regarding questionable accounting or audit practices.

Related Party Transactions. The Committee shall approve all related party transactions after a review of the transactions by the Committee for potential conflicts of interest and transaction will be considered a “related party transaction” if the transaction would be required to be disclosed in the Company’s Management’s Discussion and Analysis or any other filings with Canadian Securities Administrators or the SEC.

Use of Assets. The Committee shall review Company policies and procedures with respect to executive officers’ expense accounts and prerequisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditors or the independent accountant.

General Activities. The Committee shall perform any other activities consistent with this Charter, the Company’s bylaws, the Company’s Code of Ethics and Business Conduct and governing law, as the Committee or the Board deems necessary or appropriate, including reviewing the Company’s corporate compliance activities.
8.	Reports and Assessments.
8.1.	Board Reports. The Chairperson shall, periodically at his or her discretion, report to the Board on Committee actions and on the fulfillment of the Committee’s responsibilities under this Charter. Such reports shall include any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditors and the performance of the Company’s internal audit function.

8.2.	Charter Assessment. The Committee shall annually assess the adequacy of this Charter and advise the Board of its assessment and of its recommendation for any changes to the Charter. The Committee shall, if requested by management, assist management with the preparation of a certification to be presented annually to the AMEX affirming that the Committee reviewed and reassessed the adequacy of this Charter.

8.3.	Committee Self-Assessment. The Committee shall regularly make a self-assessment of its performance, which shall include eliciting input from management, the Board and the General Counsel on the performance of the Committee.

8.4.	Audit Committee Report. The Committee shall prepare any Audit Committee Reports required by the rules of the Canadian Securities Administrators or the SEC to be included in the Company’s filings with such agencies.
The duties and responsibilities of a member of the Audit Committee are in addition to those duties set out for a member of the Board. While the Committee has the responsibilities and powers set forth by this Charter, it is the responsibility of management to prepare the financials and it is the responsibility of the independent auditor to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate in accordance with generally accepted accounting principles.
The material in this Charter is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date this Charter is first included in the Company’s filings with the SEC and irrespective of any general incorporation language in such filings.
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